Exhibit 99.2

ARRANGEMENT AGREEMENT

between

INTERMAP TECHNOLOGIES CORPORATION

and

PCI GEOMATICS GROUP INC.

and

GRENADIER INVESTMENTS LIMITED

in its own capacity and in its capacity as the Shareholders’ Representative dated as of

July 28, 2026

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1

1.2	Gender and Number	16

1.3	Certain Phrases and Calculation of Time	16

1.4	Other Terms	17

1.5	Headings, etc	17

1.6	Currency	17

1.7	Knowledge	17

1.8	Statutory References	18

1.9	No Presumption	18

1.10	Governing Law and Forum	18

ARTICLE 2 THE ARRANGEMENT		18

2.1	The Arrangement	18

2.2	Interim Order	18

2.3	The Company Circular	19

2.4	Company Meeting	21

2.5	Final Order	22

2.6	Court Proceedings	22

2.7	Articles of Arrangement and Effective Date	23

2.8	Treatment of Stock Options	23

2.9	Consideration	25

2.10	Payment of Consideration	25

2.11	Adjustment to Consideration	25

2.12	Withholdings	27

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		27

3.1	Representations and Warranties of the Company	27

3.2	Representations and Warranties of the Purchaser	27

3.3	Representations and Warranties of Grenadier	28

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ARTICLE 4 COVENANTS		28

4.1	Conduct of Business of the Company	28

4.2	Covenants Regarding the Arrangement	32

4.3	Consents	32

4.4	Regulatory Approvals	32

4.5	Access to Information/Confidentiality	33

4.6	Public Communications	33

4.7	Notifications	34

4.8	Taxes	34

4.9	Insurance and Indemnification	36

4.10	Transaction Personal Information	37

4.11	Non-Solicitation	37

4.12	Pre-Closing Reorganization	39

ARTICLE 5 CONDITIONS		39

5.1	Mutual Conditions Precedent	39

5.2	Additional Conditions Precedent to the Obligations of the Purchaser	40

5.3	Additional Conditions Precedent to the Obligations of the Company	42

ARTICLE 6 INDEMNIFICATION		43

6.1	Survival of Representations and Warranties	43

6.2	Survival of Covenants	43

6.3	Indemnity by the Shareholders	44

6.4	Indemnity by the Purchaser	44

6.5	Limitations and Obligations	45

6.6	Exclusive Remedy	46

6.7	Direct Claims	46

6.8	Third Party Claims	46

6.9	Characterization of Indemnity Payments	49

6.10	Payments	49

ARTICLE 7 TERMINATION		50

7.1	Termination	50

7.2	Effect of Termination	51

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ARTICLE 8 MISCELLANEOUS		51

8.1	Shareholders’ Representative	51

8.2	Notices	53

8.3	Entire Agreement	54

8.4	Equitable Remedies	54

8.5	Amendments	54

8.6	Waiver	54

8.7	Severability	55

8.8	Assignments	55

8.9	Third Party Beneficiaries	55

8.10	Time of the Essence	55

8.11	Expenses and Payments	55

8.12	Further Assurances	56

8.13	Counterparts and Electronic Delivery	56

8.14	Language	56

Appendix A – Plan of Arrangement

Appendix B – Arrangement Resolution

Appendix C – Representations and Warranties of the Company

Appendix D – Representations and Warranties of the Purchaser

Appendix E – Representations and Warranties of Grenadier

Appendix F – Pre-Closing Reorganization

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THIS ARRANGEMENT AGREEMENT is dated as of July 28, 2026 and made between:

INTERMAP TECHNOLOGIES CORPORATION, a corporation existing under the laws of the Province of Alberta (the “Purchaser”);

PCI GEOMATICS GROUP INC., a corporation existing under the laws of Canada (the “Company”); and

GRENADIER INVESTMENTS LIMITED, a corporation existing under the laws of the Province of Ontario (in its own capacity, “Grenadier”, and in its capacity as the representative of the Shareholders, the “Shareholders’ Representative”).

RECITALS:

(A)	The Purchaser proposes to acquire all of the issued and outstanding shares in the capital of the Company not owned by the Purchaser by way of an Arrangement, in accordance with the Plan of Arrangement, under the provisions of section 192 of the CBCA.

(B)	The board of directors of the Company has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company.

(C)	The Supporting Shareholders have each entered into a Voting Agreement.

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Agreement the following words and expressions have the following meanings:

“Accounting Firm” means a nationally recognized independent accounting firm upon which the Purchaser and the Shareholders’ Representative shall reasonably agree.

“Acquisition Transaction” means, other than any transaction with the Purchaser (or any Affiliate of the Purchaser), any transaction or series of related transactions to directly or indirectly acquire all or any part of the business, properties or assets of the Company or any Company Subsidiary, or any of the securities of the Company or any Company Subsidiary (whether or not outstanding), whether by sale, disposition or joint venture (or any lease, licence, royalty agreement or other arrangement having the same economic effect as a sale, disposition or joint venture), take-over bid, exchange offer, tender offer, business combination or otherwise, other than:

(a)	the issuance of Common Shares pursuant to the exercise of Stock Options or the Laflamme Option outstanding on the date of this Agreement; and

(b)	the sale of goods in the Ordinary Course, provided that such sale does not adversely impact the transactions contemplated by this Agreement.

“Adjustment Escrow Amount” means $150,000.

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“Adjustment Escrow Fund” means the Adjustment Escrow Amount held in escrow under the Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

“Affiliate” of any Person means any other Person who, directly or indirectly, controls, or is controlled by, or is under common control with, such Person, and for these purposes:

(a)	a body corporate is controlled by one or more Persons if (i) securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by the Person or Persons, and (ii) the votes attached to those securities are sufficient to elect a majority of the directors of the body corporate;

(b)	an association, partnership or other organization is controlled by one or more Persons if (i) more than 50% of the partnership or other ownership interests, however designated, into which the association, partnership or other organization is divided are beneficially owned by the Person or Persons, and (ii) the Person or Persons are able to direct the business and affairs of the association, partnership or other organization or the appointment of its management;

(c)	a body corporate, association, partnership or other organization is controlled by one or more Persons if the Person or Persons have, directly or indirectly, control in fact of the body corporate, association, partnership or other organization; and

(d)	a body corporate, association, partnership or other organization that controls another body corporate, association, partnership or other organization is deemed to control any body corporate, association, partnership or other organization that is controlled or deemed to be controlled by the other body corporate, association, partnership or other organization; and “control”, “controlled” and similar expressions have corresponding meanings.

“Agreement” means this arrangement agreement, including the Appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time; and, except where otherwise specified, the words “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this agreement.

“AML Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), its associated regulations, the Criminal Code (Canada), and similar applicable Laws in Canada and other jurisdictions.

“Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada) similar applicable Laws in Canada and other jurisdictions.

“Anti-Spam Laws” means an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), and any similar applicable Laws in Canada and other jurisdictions.

“Arrangement” means an arrangement under section 192 of the CBCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

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“Arrangement Resolution” means the resolution of the Shareholders approving the Plan of Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 192(6) of the CBCA to be sent to the Director after the Final Order is made.

“Audited Financial Statements” mean the audited comparative financial statements of the Company as at and for the years ended November 30, 2024 and 2025, together with the notes thereto and the auditors report thereon.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, licence, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person.

“Books and Records” mean all books, records, books of account, sales and purchase orders, lists of customers, vendors, prospects and suppliers, Tax Returns and worksheets, Tax records, business plans and projections, plans, constating documents and all other documents, correspondence, files, records and other data and information of the Company and the Company Subsidiaries, including all data and information stored electronically or on other computer related media.

“Business” means the business of the Company and the Company Subsidiaries consisting of remote sensing software development and analytics, utilized to process satellite and aerial imagery at scale and delivering climate and weather-related risk information for critical infrastructure.

“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario and Calgary, Alberta but excludes:

(a)	a Saturday, Sunday or any other statutory or civic holiday in Toronto, Ontario or Calgary, Alberta; and

(b)	any such day on which commercial banks are generally required or authorized to be closed in Toronto, Ontario or Calgary, Alberta.

“Cash” means the cash of the Company, determined on a net consolidated basis, based on the bank statements of the Company (or print-out of the online cash balance in each bank account if other than on a month end).

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement.

“Claim Amount” has the meaning given to it in Section 6.10(a).

“Closing Indebtedness” means the Indebtedness as of the closing of the Arrangement contemplated by the Final Order but excluding all obligations and indebtedness under the SADI Agreement.

“Closing Statement” has the meaning given to it in Section 2.11(a).

“Common Shares” means the common shares in the capital of the Company.

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“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Shareholders and such other persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Constating Documents” means the certificates and articles of incorporation, continuance and amalgamation, as relevant, and the by-laws of the Company and all amendments thereto or restatements thereof.

“Company Disclosure Letter” means the disclosure letter executed by the Company and delivered to the Purchaser concurrently with the execution of this Agreement.

“Company Employee” means any full-time or part-time employee of the Company or any of the Company Subsidiaries including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave.

“Company Material Adverse Effect” means any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Company and the Company Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstances resulting from or arising in connection with:

(a)	any change or development generally affecting the industry in which the Company and the Company Subsidiaries operate;

(b)	any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, or market conditions or in national or global financial, currency, securities or credit markets;

(c)	any change in applicable Law, GAAP or regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Authority;

(d)	any natural disaster or epidemic, pandemic or disease outbreak or worsening thereof;

(e)	any action taken (or omitted to be taken) by the Company that is required by this Agreement or upon the written request of the Purchaser, the Director, or the Court or with the written consent of the Purchaser;

(f)	any action or omission by the Purchaser;

(g)	any action taken, or failure to take any action, or such other change or event, in each case, to which the Purchaser has consented in writing; or

(h)	the execution, announcement or performance of this Agreement or the Plan of Arrangement or the implementation and completion of the Arrangement (including any loss or threatened loss of, or disruption in, the relationship of the Company with any Governmental Authority or any of its current or prospective employees, customers, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors, or by reason of the identity of the Purchaser or any communication by the Purchaser regarding its plans or intentions with respect to the Company, the Company Subsidiaries or the Business);

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provided, however, that:

(i)	with respect to clauses (a) through to and including (d) above, only to the extent that such matter does not have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to other comparable companies and entities operating a business substantially similar to the Business; and

(ii)	references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Company Material Adverse Effect has occurred.

“Company Meeting” means the special meeting of the Shareholders including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Shares” means the Common Shares, the Series B First Preferred Shares, the Special Shares and the shares of any other class in the capital of the Company.

“Company Subsidiaries” means PCI Geomatics USA Inc., PCI Geomatics Enterprises Inc., PCI Geomatics Enterprises UK Ltd. and PCI Geomatics Enterprises (Scotland) Ltd.

“Confidentiality Agreement” means the mutual confidentiality and non-disclosure agreement dated as of December 23, 2025 entered into by the Purchaser and the Company.

“Consideration” has the meaning given to it in Section 2.9(a).

“Contracts” means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which the Company or any Company Subsidiary is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

“Corporate IT” has the meaning given to it in Appendix C Section 31.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Damages” has the meaning given to it in Section 6.3.

“Data Room” means the electronic data room hosted by Datasite and established and maintained by the Company to which the Purchaser and its Representatives have been granted access.

“Depositary” means Odyssey Trust Company, as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser.

“Depositary Agreement” means the depositary agreement between the Purchaser, the Shareholders’ Representative and the Depositary, to be entered into on the Effective Date, in form and substance satisfactory to the Company, the Shareholders’ Representative and the Purchaser, each acting reasonably.

“Direct Claim” has the meaning given to it in Section 6.7.

“Director” means the director under the CBCA.

“Disabling Code” means any computer virus, invasive programs, worm, logic bombs, Trojan horse routine, trap door, or any other codes, routines or instructions that are designed or intended to permit unauthorized access, modify, replicate, distort, delete, damage or disable any hardware, software or system.

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“Disclosure Requirements” has the meaning given to it in Section 4.8(g).

“Dispute Notice” has the meaning given to it in Section 6.7.

“Dissent Rights” means the rights of dissent in respect of the Arrangement as provided for in the Plan of Arrangement.

“Downward Adjustment” has the meaning given to it in Section 2.11(e).

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.7.

“Effective Time” has the meaning given to it in the Plan of Arrangement.

“Employee Material Contracts” has the meaning given to it in Appendix C Section 38.

“Employee Plans” has the meaning given to it in Appendix C Section 39.

“Environmental Laws” means all Laws, including criminal, civil, equitable, or common law principles, relating to:

(a)	the protection of the environment, including those relating to pollution, waste, emissions, discharges, or Releases of Hazardous Substances;

(b)	the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation; and

(c)	the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of Hazardous Substances.

“Escrow Agent” means Odyssey Trust Company, as escrow agent, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser.

“Escrow Agreement” means the escrow agreement between the Purchaser, the Shareholders’ Representative and the Escrow Agent, to be entered into on the Effective Date, in form and substance satisfactory to the Company, the Shareholders’ Representative and the Purchaser, each acting reasonably.

“Escrow Release Date” has the meaning given to it in Section 6.10(b).

“Estimated Closing Statement” has the meaning given to it in Section 2.9(c).

“Estimated Consideration” has the meaning given to it in Section 2.9(c).

“Final Determination Date” has the meaning given to it in Section 2.11(c).

“Final Order” means the final order of the Court under section 192(4)(e) of the CBCA approving the Arrangement, as such Order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably.

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“Fundamental Representations” means the representations set out in Appendix C Sections 1 {Incorporation and Corporate Power}, 2 {Incorporation and Corporate Power of Company Subsidiaries}, 3 {Corporate Authorizations}, 4 {No Conflict with Authorizations, Laws, etc.}, 7 {Execution and Binding Obligation}, 8 {Capitalization} and 9 {Company Subsidiaries}.

“GAAP” means accounting standards for private enterprises in Canada as set out in the CPA Canada Handbook at the relevant time.

“Governmental Authority” means:

(a)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(b)	any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(c)	any stock exchange.

“Hazardous Substance” means any substance, chemical, mixture, or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, or to the environment or any natural resources, and includes anything that is regulated under any Laws as a “contaminant”, “source of contaminant”, “pollutant”, “pesticide”, “fuel”, “deleterious substance”, “toxic substance”, “hazardous substance”, “controlled substance”, “designated substance”, “domestic substance”, “non-domestic substance”, “priority substance”, “prohibited substance”, “substance subject to notification or consent”, “restricted substance”, “ozone-depleting substance”, “nuclear substance”, “hazardous product”, “dangerous good”, “waste”, “hazardous waste”, or “hazardous recyclable material”.

“Indebtedness” means, in respect of the Company and each Company Subsidiary, as of any applicable time of determination, without duplication and on a consolidated basis, the following: (i) all indebtedness for borrowed money (including all amounts required to be paid to retire, satisfy or otherwise fully discharge the obligations of the Company and each Company Subsidiary under any debt instruments as of the applicable time (or as of the first date thereafter on which such corporation is permitted to do so in accordance with the terms of the documents governing such debt instruments)); (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, including any shareholder loans; (iii) all liabilities under or in connection with letters of credit or bankers’ acceptances or similar items; (iv) all liabilities for deferred purchase price of property or services and all deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof); (v) all liabilities arising from cash/book overdrafts; (vi) all unpaid severance or termination obligations (including all unpaid bonuses, if any), including all employer Taxes related to such obligations, all accrued but unpaid vacation pay, and the amount of all bonuses or other incentive compensation that have been or should have been accrued or are earned and unpaid for, or payable to, or for the benefit of, the directors, managers, officers, employees or consultants of the Company or any Company Subsidiary, including all employer Taxes related to any such bonuses or other incentive compensation; (vii) all liabilities under capitalized leases or leases that in accordance with GAAP are or will be required to be capitalized; (viii) all liabilities under conditional sale or other title retention agreements; and (ix) any net settlement amount in favor of any third party to any interest rate or other hedging agreement.

“Indemnified Party” has the meaning given to it in Section 6.5.

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“Indemnifying Party” has the meaning given to it in Section 6.5.

“Indemnity Escrow Amount” means $1,100,000.

“Indemnity Escrow Fund” means the Indemnity Escrow Amount held in escrow under the Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

“Information Technology” means all computer systems, communications systems, software (other than off-the-shelf software) and hardware, whether owned, used or licenced.

“Interim Order” means the interim order of the Court under section 192(4) of the CBCA, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably.

“IP Rights” means:

(a)	all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re- examinations and extensions thereof;

(b)	all trademarks, service marks, trade dress, trade names, logos, domain names and corporate names, whether registered or existing at common law;

(c)	all registered and unregistered statutory and common law copyrights and industrial designs;

(d)	all registrations, applications, divisionals and renewals for any of the foregoing;

(e)	all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques; and

(f)	all other intellectual property rights, in any and all relevant jurisdictions in the world.

“Key Consent” means, other than the SADI Consent and consent under the credit facilities agreement between PCI Geomatics Enterprises Inc. and Royal Bank of Canada dated August 6, 2025, any other consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation of any third party necessary to be obtained under any Material Contract, Employee Material Contract or Contract with respect to an Employee Plan, in connection with the Arrangement or required in order to maintain any Material Contract, Employee Material Contract or Contract with respect to an Employee Plan, in full force and effect following completion of the Arrangement, in each case, on terms that are satisfactory to the Purchaser, acting reasonably.

“Laflamme Option” means Louis Laflamme’s option to purchase 233,000 Common Shares at an exercise price of $0.01 per Common Share.

“Law” means, with respect to any Person, any and all applicable law (including principles of common law and equity), constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and, to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority.

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“Leased Real Properties” means the lands and premises listed and described in Schedule 1.1(a) of the Company Disclosure Letter.

“Leases” means the leases and offers to lease listed and described in Schedule 1.1(b) of the Company Disclosure Letter, in respect of the Leased Real Properties.

“Lien” means:

(a)	any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(b)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

“Material Contract” means any Contract (other than an Employee Material Contract or a Contract with respect to an Employee Plan):

(a)	that is material to the Company, any Company Subsidiary or the Business;

(b)	relating, directly or indirectly, to any indebtedness for borrowed money in excess of $10,000 (calculated on an aggregate basis with all other Contracts relating, directly or indirectly, to any indebtedness for borrowed money), whether secured by any asset or not;

(c)	relating directly or indirectly to the guarantee of any liabilities or obligations in excess of $10,000 (calculated on an aggregate basis with all other Contracts relating directly or indirectly to the guarantee of any liabilities or obligations);

(d)	restricting the incurrence of indebtedness by the Company or any of the Company Subsidiaries;

(e)	providing for a currency exchange, commodities or other hedging or swap arrangement;

(f)	under which the Company or any of the Company Subsidiaries is obligated to make or expects to receive payments in excess of $75,000 in any 12-month period;

(g)	with any customer or supplier of the Company or any of the Company Subsidiaries under which the Company or any of the Company Subsidiaries is obligated to make or expects to receive payments in excess of $75,000 in any 12-month period;

(h)	with any Related Party;

(i)	that creates an exclusive dealing arrangement or right of first offer or refusal or most favoured nation status;

(j)	providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $50,000;

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(k)	that limits or restricts:

(i)	the ability of the Company or any of the Company Subsidiaries to engage in any line of business or carry on business in any geographic area; or

(ii)	the scope of Persons to whom the Company or any of the Company Subsidiaries may sell products;

(l)	providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements;

(m)	that relates to grants or other forms of assistance received or receivable by the Company or any Company Subsidiary from any Governmental Authority;

(n)	that relates to the provision of goods or services to any Governmental Authority;

(o)	that expires, or may be renewed by a Person other than the Company or a Company Subsidiary, more than one year after the date of this Agreement;

(p)	that is a licence, sublicence, consent, royalty, technology transfer, co-existence or similar agreement relating to IP Rights (whether as licensor or licensee), other than (i) licences for off-the-shelf, commercially available software obtained on standard terms and (ii) non- exclusive end-user licences granted to customers in the Ordinary Course; or

(q)	that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means a misrepresentation for the purposes of Securities Laws.

“NI 14-101” means National Instrument 14-101 – Definitions.

“Objection Notice” has the meaning given to it in Section 2.11(b).

“Open Source Software” means any software subject to any licence meeting the Open Source Definition (as promulgated by the Open Source Initiative at http://opensource.org/) or the Free Software Foundation Definition (as promulgated by the Free Software Foundation at http://www.fsf.org/).

“Option Exercise Agreement” means an agreement entered into by Louis Laflamme with the Company, on terms contemplated in Section 2.8(d) and satisfactory to the Purchaser, acting reasonably.

“Option Loan” has the meaning set out in Section 2.8(e).

“Option Loan Amount” has the meaning set out in Section 2.8(f).

“Order” means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be, and in a manner consistent with the past practices of such Person or its business.

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“Outside Date” means November 30, 2026, or such other date as may be agreed to by the Parties.

“Outstanding Claims” has the meaning given to it in Section 6.10(b).

“Owned IP” has the meaning given to it in Appendix C Section 31.

“Owned Software” has the meaning given to it in Appendix C Section 31.

“Parties” means the parties to this Agreement.

“Permitted Liens” means:

(a)	inchoate or statutory Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due or delinquent, and inchoate or statutory Liens for overdue Taxes the validity of which are being contested in good faith by appropriate Proceedings and for which adequate reserves have been made, provided such contestation effectively postpones enforcement of any such Liens for Taxes;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets; provided that, such Liens arose or were incurred in the Ordinary Course, are related to obligations not due or delinquent and are not registered against title to any assets;

(c)	easements, rights of way, servitudes, restrictions and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and enjoyment of any real or immovable property;

(d)	ownership rights reserved by lessors under leases or licences entered into with the Company or any of the Company Subsidiaries, and in respect of the Leased Real Properties, any Liens to which the interest of such lessors (or any superior leasehold interest) are subject; and

(e)	those Liens listed and described in Schedule 1.1(c) of the Company Disclosure Letter.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

“Personal Information” means information about an identifiable individual other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose.

“Plan of Arrangement” means the plan of arrangement of the Company attached hereto at Appendix A and any amendments or variations thereto made in accordance with this Agreement or made at the direction of the Court in the Interim Order or the Final Order and acceptable to the Parties, each acting reasonably.

“Pre-Closing Reorganization” has the meaning given to it in Section 4.12(a).

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“Pre-Closing Tax Period” means any taxation year or other Tax period of the Company or a Company Subsidiary ending at or before the Effective Time or, in the case of a Straddle Period, the portion of such Straddle Period up to the end of the day immediately preceding the Effective Date.

“Pre-Closing Tax Returns” has the meaning given to it in Section 4.8(b).

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information.

“Privileged Communications” means solicitor-client privileged communications between Blake, Cassels & Graydon LLP and the Company communicated before the Effective Time in whatever form.

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, inquiry, assessment (actual or proposed in writing), reassessment (actual or proposed in writing) or known investigation commenced, brought, conducted, issued or heard by or before any Governmental Authority.

“Purchaser Indemnified Parties” has the meaning given to it in Section 6.3.

“Record Date” has the meaning given to it in Section 2.2(i).

“Regulatory Approval” means:

(a)	any consent, waiver, permit, licence, certificate, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Authority, but excluding the Final Order;

(b)	any third party consent required under any of the Authorizations held by the Company or any of the Company Subsidiaries; or

(c)	the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case in connection with the Arrangement.

“Related Party” means:

(a)	any direct or indirect shareholder or former shareholder of the Company (including Grenadier and any shareholder of Grenadier, but excluding the Purchaser);

(b)	any Affiliate of Grenadier (including the Company and each Company Subsidiary);

(c)	any current or former director or officer of a Person specified in (a) or (b) above;

(d)	any family member of a Person specified in (a) or (c) above; or

(e)	any other Person not dealing at arm’s length with the Company or any Company Subsidiary (within the meaning of the Tax Act).

“Release” means any emission, addition, discharge, release, deposit, spraying, injection, abandonment, leeching, pumping, escape, spill, leak, seepage, disposal, or exhausting of a Hazardous Substance and when used as a verb has a like meaning.

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“Representative” means, in respect of any Person, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person.

“SADI Agreement” means the Strategic Aerospace & Defense Initiative Agreement dated August 12, 2009 between the Company and the Minister of Industry of Canada, as amended on July 5, 2013, April 8, 2020, December 18, 2020 and December 7, 2023.

“SADI Consent” means the letter of the Minister of Industry of Canada dated June 16, 2026 consenting to the transactions contemplated by this Agreement under the SADI Agreement.

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled, directly or indirectly, by any Person which is a designated target of Sanctions; or

(b)	organized under the laws of any country that is subject to country-wide Sanctions.

“Sanctions” means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada, the United States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United Nations Security Council, the European Union or any present or future member state thereof, the United Kingdom’s His Majesty’s Treasury or any other relevant sanctions authority.

“Securities Laws” means, as applicable, the statutes and other instruments listed in “Appendix B” to NI 14-101.

“Securities Regulatory Authorities” means, as applicable, the securities regulatory authorities listed in “Appendix C” to NI 14-101.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+ or any system that replaces it.

“Series B First Preferred Shares” means the series of first preferred shares in the capital of the Company designated as “Series B First Preferred Shares”.

“Settled Claim” means any claim for indemnification under Article 6 that:

(a)	has been fully withdrawn by the Purchaser by notice in writing to the Shareholders’ Representative or to a court of competent jurisdiction; or

(b)	has been finally determined or settled.

“Shareholder” means a registered or beneficial holder of Company Shares, as the context requires, but excluding the Purchaser for the purposes of Article 6 (unless otherwise stated therein) and Section 8.1.

“Shareholders’ Representative Escrow Account” has the meaning given to it in Section 8.1(f).

“Shareholders’ Representative Escrow Agreement” means the escrow agreement between the Shareholders’ Representative and the Escrow Agent, to be entered into on the Effective Date, in form and substance satisfactory to the Company and the Shareholders’ Representative, each acting reasonably.

“Shareholders’ Representative Escrow Amount” means $50,000.

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“Shareholders’ Representative Escrow Fund” means the Shareholders’ Representative Escrow Amount held in escrow under the Shareholders’ Representative Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

“Special Shares” means the special shares in the capital of the Company (not issuable in series).

“SRED Expenditures” has the meaning given to it in Section 4.8(b).

“SRED Returns” has the meaning given to it in Section 4.8(b).

“Stock Option Plan” means the stock option plan of the Company effective as of November 28, 2000, as amended from time to time.

“Stock Options” means the outstanding options to purchase Common Shares granted under the Stock Option Plan.

“Straddle Period” means any taxable period of the Company or any Company Subsidiary that begins before the Effective Date and ends after the Effective Date.

“Supporting Shareholders” means Grenadier and each Shareholder that is also a director or officer of the Company.

“Tail Policies” has the meaning given to it in Section 4.9(a).

“Tax Act” means the Income Tax Act (Canada).

“Tax Authority” means the Canada Revenue Agency and any other Governmental Authority having authority to impose Taxes and their respective successors, if any.

“Tax Proceeding” has the meaning given to it in Section 6.8(d)(ii).

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

“Taxes” includes:

(a)	any taxes, duties, assessments, imposts, fees, withholdings, levies and other similar charges imposed by any Governmental Authority and includes all interest, penalties, fines, additions to tax and other additional amounts imposed by any Governmental Authority, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value- added, excise, withholding, business, property, occupancy, vacancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Governmental Authority;

(b)	all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); and

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(c)	any liability for the payment of any amounts of the type described in clause (a) or (b) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

“Third Party Claim” has the meaning given to it in Section 6.8(a).

“Threshold” has the meaning given to it in Section 6.5(b)(i).

“Transaction Expenses” means all fees, costs and expenses incurred, accrued or to be paid by the Company or any Company Subsidiary in connection with the transactions contemplated in this Agreement, or any alternative transaction that was contemplated by any of them before entering into this Agreement, including:

(a)	fees and disbursements of counsel, financial advisors, consultants and accountants (including all amounts payable to Blake, Cassels & Graydon LLP and KPMG LLP);

(b)	all change of control, severance, termination, retention or similar bonuses, benefits or payments payable or owing to any officer, director, manager, member or employee of the Company or any Company Subsidiary or to any Governmental Authority or any other Person that arise before or on the Effective Date due to the transactions contemplated by this Agreement, other than the change of control payments, if any, due to [name redacted] (in [redacted] role as [role redacted] of the Company);

(c)	any payroll Taxes payable by the Company or any Company Subsidiary in connection with any consideration payable under (b) above or in connection with the exercise of any Stock Options or the Laflamme Option before the Effective Time;

(d)	any fees, costs or expenses associated with obtaining the release and termination of any Liens;

(e)	all fees, costs and expenses incurred in connection with calling and holding the Company Meeting (including printing and mailing, sending, filing or otherwise disseminating the Company Circular) and obtaining the Interim Order and the Final Order;

(f)	50% of the fees and expenses of the Accounting Firm as contemplated under Section 2.11;

(g)	50% of the fees, costs and expenses incurred in connection with the Escrow Agreement;

(h)	50% of the fees, costs and expenses incurred in connection with the Depositary Agreement;

(i)	the reasonable cost of preparation of the Pre-Closing Tax Returns;

(j)	100% of the fees, costs and expenses incurred in connection with the Tail Policies;

(k)	100% of the fees, costs and expenses incurred in connection with the Shareholders’ Representative Escrow Agreement;

(l)	100% of the fees, costs and expenses incurred in connection with the Pre-Closing Reorganization; and

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(m)	any fees, costs and expenses that are incurred and payable by the Company or any Company Subsidiary to third parties before or at the Effective Time in connection with any third party consents under any Contracts to be obtained in connection with the transactions contemplated by this Agreement, in each case, excluding:

(i)	fees, costs and expenses not otherwise expressly contemplated in this Agreement that are incurred, implemented or become payable, in each case, solely pursuant to actions taken or arrangements implemented by the Purchaser, or after the Effective Time, the Company or any Company Subsidiary;

(ii)	fees, costs and expenses that are paid before the Effective Time;

(iii)	fees, costs and expenses otherwise included in Closing Indebtedness;

(iv)	all costs and expenses that the Purchaser explicitly agreed to pay under this Agreement, including 50% of the fees and expenses of the Accounting Firm as contemplated under Section 2.11 and 50% of the fees, costs and expenses incurred in connection with each of the Escrow Agreement and the Depositary Agreement; and

(v)	any goods and services, harmonized sales, value added, and other similar Taxes incurred in connection with such Transaction Expenses that are recoverable by the Company or any Company Subsidiary as an input tax credit or refund.

“Transaction Personal Information” means Personal Information in the possession, custody or control of the Company or any Company Subsidiary, including Personal Information about Company Employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders that is or will be disclosed to the Purchaser prior to the Effective Time by the Company, or collected by the Purchaser prior to the Effective Time from the Company, in either case in connection with the Arrangement.

“Upward Adjustment” has the meaning given to it in Section 2.11(d).

“Voting Agreements” means, collectively, the voting agreements dated as of the date hereof between the Purchaser and each Supporting Shareholder setting out the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution, and “Voting Agreement” means any one of them.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement:

(i)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(ii)	in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

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(b)	When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c)	Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4	Other Terms

In this Agreement, unless otherwise specified:

(a)	the phrases “the aggregate of”, “the total of” and “the sum of” and phrases of similar meaning mean “the aggregate (or total or sum), without duplication, of”;

(b)	the words “hereof”, “herein”, “hereunder” and “hereto” and similar expressions refer to this Agreement as a whole;

(c)	the word “or” is not exclusive;

(d)	the words “delivered”, “made available” and “furnished” and similar expressions mean that the information, document or materials referred to have been physically or electronically delivered to the relevant Parties; and

(e)	the words “executed” and “signed” include electronic signatures and execution thereby, and an electronic signature shall have the same legal effect, and be as valid and enforceable, as a manually executed signature.

1.5	Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6	Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7	Knowledge

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual or constructive knowledge of the Chief Executive Officer or the Chief Financial Officer of the Company, in each case after reasonable inquiry.

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1.8	Statutory References

Except as otherwise specifically provided in this Agreement, any reference to a statute in this Agreement refers to that statute and the rules, regulations and ministerial orders made under that statute, as the same may, from time to time, be amended, re-enacted or replaced at any time.

1.9	No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.10	Governing Law and Forum

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	The Parties irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of Ontario in any Proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

(c)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal Proceeding arising out of, or related to, this Agreement.

Article 2

The Arrangement

2.1	The Arrangement

The Arrangement shall be implemented in accordance with and subject to the terms and on the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as is practicable following the execution of this Agreement, the Company shall bring a motion to the Court, in a manner acceptable to both the Company and the Purchaser, acting reasonably, for the Interim Order, which must provide, among other things:

(a)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting, and for the manner in which such notice is to be provided;

(b)	that the securities of the Company for which holders as at the record date established for the Company Meeting will be entitled to vote on the Arrangement Resolution shall be the Common Shares, the Series B First Preferred Shares and the Special Shares, voting together as a class;

(c)	that the required level of approval for the Arrangement Resolution shall be the favourable vote of:

(i)	at least two-thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting, voting together as a single class; and

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(ii)	a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Company Meeting, excluding for this purpose any votes attached to Company Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(d)	that, in all respects, other than as ordered by the Court, the terms, restrictions and conditions of the Company Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as contemplated in the Plan of Arrangement, which Dissent Rights must provide that a Shareholder’s written objection to the Arrangement Resolution must be received by the Company no later than two Business Days before the Company Meeting;

(f)	that the deadline for submission of proxies by Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario) prior to the Company Meeting;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional Court approval;

(i)	the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Company Meeting (the “Record Date”) in accordance with the Interim Order;

(j)	that the Record Date will not change as a result of any adjournment or postponement of the Company Meeting, unless required by Law or the Court; and

(k)	for such other matters as the Purchaser or the Company may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed, and subject to the approval of the Court.

2.3	The Company Circular

(a)	The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser, the Company Circular, together with any other documents required by Law in connection with the Company Meeting, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such documents to be sent to each Shareholder and each other Person who is entitled or required to receive the Company Circular and such documents pursuant to the Interim Order or applicable Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.4.

(b)	The Company shall, subject to the Purchaser complying with its obligations under Section 2.3(d), ensure that the Company Circular:

(i)	complies with applicable Law and does not contain a Misrepresentation; and

(ii)	provides the Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting.

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(c)	Without limiting the generality of Section 2.3(b)(ii), the Company Circular must include:

(i)	a statement that the board of directors of the Company has, after receiving advice from its financial advisors and outside legal counsel and having considered all other relevant factors, determined that the Arrangement is fair to the Shareholders and is in the best interests of the Company and unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution;

(ii)	a statement that each Supporting Shareholder has entered into a Voting Agreement pursuant to which such Supporting Shareholder has agreed to vote all its Company Shares in favour of the Arrangement Resolution in accordance with the terms of such Voting Agreement; and

(iii)	a statement that the Purchaser may, with the prior written consent of the Company (not to be unreasonably withheld), on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with applicable Law.

(d)	The Purchaser shall provide to the Company all necessary information concerning the Purchaser that is required by Law to be included in the Company Circular or other related documents and ensure that such information does not contain a Misrepresentation concerning the Purchaser.

(e)	The Purchaser shall indemnify and save harmless the Company and its Representatives from and against any and all Damages to which the Company and its Representatives may be subject or may suffer, arising directly or indirectly out of or in consequence of:

(i)	any Misrepresentation in any information included in the Company Circular that was provided by the Purchaser pursuant to Section 2.3(d); and

(ii)	any Order made or Proceeding taken by a Securities Regulatory Authority or other Governmental Authority, to the extent based on any Misrepresentation or alleged Misrepresentation in any information relating solely to the Purchaser included in the Company Circular that was provided by the Purchaser pursuant to Section 2.3(d).

(f)	The Company shall provide the Purchaser and its outside legal counsel with an opportunity to review and comment on drafts of the Company Circular and other related documents and shall give all due consideration to any comments made by the Purchaser and its outside legal counsel and agrees that all information relating solely to the Purchaser that is furnished by or on behalf of the Purchaser for inclusion in the Company Circular or other related documents must be in a form and substance satisfactory to the Purchaser. The Company shall provide the Purchaser with final copies of the Company Circular prior to its mailing to the Shareholders.

(g)	The Company and the Purchaser shall each promptly notify the other if at any time before the Effective Date either of them becomes aware that the Company Circular contains a Misrepresentation or otherwise requires an amendment or supplement. The Company and the Purchaser shall each cooperate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall, as required by the Court or by Law, promptly mail, send, file or otherwise disseminate any such amendment or supplement to the Shareholders and any other Person who is entitled or required to receive same.

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2.4	Company Meeting

(a)	Subject to the receipt of the Interim Order and the terms of this Agreement and the Interim Order, the Company shall:

(i)	convene and conduct the Company Meeting (and cause the Arrangement Resolution to be voted on at the Company Meeting) in accordance with the Interim Order, the Company Constating Documents, and applicable Law as soon as reasonably practicable, but in any event not later than 40 days following the Company’s receipt of the Interim Order, and not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser, acting reasonably, except as:

(A)	required for quorum purposes (in which case, the Company Meeting shall be adjourned and not cancelled); or

(B)	required by applicable Law or a Governmental Authority;

(ii)	not propose or submit for consideration at the Company Meeting any business other than the Arrangement without the prior written consent of the Purchaser, acting reasonably;

(iii)	consult with the Purchaser in fixing the date of the Company Meeting and the Record Date, give notice to the Purchaser of the Company Meeting, and allow the Representatives and outside legal counsel of the Purchaser to attend the Company Meeting;

(iv)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and on a daily basis on each of the last five Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies received by the Company in respect of the Arrangement Resolution (specifying votes “for” and votes “against” the Arrangement Resolution and the Shareholders in respect of which those proxies have been received);

(v)	promptly advise the Purchaser of any communication (written or oral) received from, or Proceedings brought by (or, to the knowledge of the Company, threatened by), any Person in opposition to the Arrangement, including any written notice of dissent or purported exercise of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to applicable Law, provide the Purchaser with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions or negotiations with or including any such Person;

(vi)	not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser, acting reasonably;

(vii)	not, without the prior written consent of the Purchaser, acting reasonably, change the record date for the purpose of determining the Persons entitled to receive notice of and to vote at the Company Meeting (including in connection with any adjournment or postponement of the Company Meeting) unless required by applicable Law; and

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(viii)	at the reasonable request of the Purchaser from time to time, provide the Purchaser with a list of the:

(A)	registered Shareholders, together with their addresses and respective holdings of the Company Shares; and

(B)	names, addresses and holdings of all Persons owning securities that entitle the holder to subscribe for or otherwise acquire Company Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists.

2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable and, in any event, within five Business Days following the approval of the Arrangement Resolution at the Company Meeting.

2.6	Court Proceedings

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide the Purchaser and its outside legal counsel with an opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Director in connection with the Arrangement and give due consideration to all such comments of the Purchaser and its outside legal counsel; provided that, all information relating to the Purchaser included in such materials shall be in a form and substance satisfactory to the Purchaser;

(c)	provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the motion for the Interim Order or the application for the Final Order, or any appeal from them and any notice, written or oral, indicating the intention of any Person to oppose the granting of, or appeal, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the prior written consent of the Purchaser, which consent shall not be unreasonably withheld; provided that, (i) the Purchaser shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of the Purchaser, or diminishes or limits the rights of the Purchaser, as may be set out in any such filed or served materials or under this Agreement, the Arrangement, the Plan of Arrangement or the Voting Agreements, and (ii) the Company shall not be required to agree to consent to any modification or amendment to such filed or served materials that diminishes the Consideration or otherwise diminishes or limits the rights of the Shareholders;

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(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(g)	return to Court with respect to the Final Order, if required by the terms of the Final Order or by Law to do so, only after notice to, and in consultation and cooperation with, the Purchaser;

(h)	permit outside legal counsel to the Purchaser to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, the Purchaser advises the Company of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement; and

(i)	the Purchaser shall cooperate with the Company in connection with all Proceedings relating to obtaining the Interim Order and the Final Order, including by providing such information and assistance as may be reasonably required by the Company or the Court, and shall not take any action in any such Proceeding that is inconsistent in any material respect with this Agreement or the Plan of Arrangement.

2.7	Articles of Arrangement and Effective Date

(a)	The Company shall file the Articles of Arrangement with the Director no later than the third Business Day following the satisfaction or waiver of the conditions contained in Article 5 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction or waiver of those conditions) or such other date as the Company and the Purchaser may agree in writing (the “Effective Date”).

(b)	The Arrangement shall be effective at the Effective Time on the Effective Date.

(c)	The closing of the Arrangement will take place electronically.

2.8	Treatment of Stock Options

(a)	The Parties acknowledge and agree that the Arrangement will result in a “change of control” of the Company for the purposes of the Stock Options.

(b)	The Company shall, promptly after the date of this Agreement, deliver to each holder of Stock Options a notice of the “change of control” (as contemplated in the terms of the Stock Options), pursuant to which:

(i)	the Company may permit the holder of such Stock Options to exercise the Stock Options by delivering to the Company before the Effective Date a notice of exercise and a cash payment, cheque or bank draft equal to the aggregate exercise price for the Stock Options so exercised, with such exercise being effective immediately before the Effective Time; and

(ii)	any Stock Options that have not been exercised by the Effective Time shall expire at the Effective Time.

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(c)	The Company shall take all steps as may be necessary or desirable to terminate the Stock Option Plan at the Effective Time.

(d)	The Company shall use commercially reasonable efforts to obtain an Option Exercise Agreement from Louis Laflamme, which Option Exercise Agreement shall provide that:

(i)	Louis Laflamme agrees to exercise the Laflamme Option by delivering to the Company before the Effective Date a cash payment, cheque or bank draft equal to the aggregate exercise price for the Laflamme Option, with such exercise being effective immediately before the Effective Time; and

(ii)	if not exercised by the Effective Time, the Laflamme Option shall expire at the Effective Time.

(e)	Notwithstanding Section 2.8(b) and 2.8(d), in lieu of delivering a cash payment, cheque or bank draft to the Company in respect of the aggregate exercise price payable upon the exercise of Stock Options and the Laflamme Option, each optionholder who elects to exercise such Stock Options or Laflamme Option in accordance with Section 2.8(b)(i) or 2.8(d)(i), as the case may be, may elect, by written notice to the Purchaser and the Company delivered before the Effective Date, to have the Company fund such aggregate exercise price by way of loan on the terms set out in this Section 2.8 (each, an “Option Loan”).

(f)	Subject to receipt of the election notice referred to in Section 2.8(e), the Company shall, immediately before the Effective Time, loan to each electing optionholder an amount in cash equal to the aggregate exercise price payable by such optionholder to exercise the Stock Options and/or Laflamme Option, as the case may be, specified in such optionholder’s election notice (each, an “Option Loan Amount”). Each Option Loan shall be:

(i)	advanced by the Company to the applicable optionholder and applied by the Company directly in satisfaction of such optionholder’s obligation to pay the aggregate exercise price under Section 2.8(b)(i) or 2.8(d)(i), as the case may be;

(ii)	non-interest bearing and repayable by the applicable optionholder to the Company in full on the Effective Date; and

(iii)	evidenced by a promissory note or other written acknowledgement of indebtedness, in form and substance satisfactory to the Company, acting reasonably, to be executed and delivered by the applicable optionholder as a condition to the advance of the applicable Option Loan.

(g)	Each optionholder who receives an Option Loan shall, as a condition to the advance of such Option Loan, irrevocably direct the Purchaser and the Depositary, as applicable, to pay, on such optionholder’s behalf and out of the Consideration or other closing proceeds otherwise payable to, or in respect of Common Shares held by, such optionholder under the Plan of Arrangement, an amount equal to the outstanding Option Loan Amount owing by such optionholder directly to the Company, in satisfaction of such holder’s repayment obligation under Section 2.8(f)(ii), before payment of the balance (if any) of such Consideration or other closing proceeds to the Depositary or such optionholder, as applicable. To the extent that the Consideration or other closing proceeds otherwise payable to any such optionholder are insufficient to repay the full Option Loan Amount owing by such optionholder, such optionholder shall remain liable to the Company for the unpaid balance of such Option Loan Amount, and the Company’s rights under this Section 2.8(g) are without prejudice to, and are in addition to, any other rights or remedies available to the Company to recover such unpaid balance.

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(h)	Each Option Loan is made solely as an accommodation to the applicable holder of Stock Options and/or the Laflamme Option, as the case may be, to facilitate the exercise of Stock Options and/or the Laflamme Option contemplated by Section 2.8(b)(i) and 2.8(d)(i), and none of the Company, the Purchaser or any other Person shall have any obligation to make an Option Loan available to any holder of Stock Options or the Laflamme Option who does not deliver an election notice in accordance with Section 2.8(e).

2.9	Consideration

(a)	For the purposes of this Agreement, “Consideration” means (i) $11,000,000, minus (ii) the Closing Indebtedness, minus (iii) the Transaction Expenses.

(b)	Despite any other provision in this Agreement, if Dissent Rights are validly exercised and not withdrawn in respect of any Common Shares, the Consideration shall be adjusted downward as set out in the Plan of Arrangement.

(c)	At least five Business Days before the Effective Date, the Company shall prepare and deliver to the Purchaser an estimate of the Closing Statement prepared in accordance with GAAP (the “Estimated Closing Statement”) setting out: (i) an estimate of the Closing Indebtedness; (ii) an estimate of the Transaction Expenses; and (iii) the resulting estimate of the Consideration (the “Estimated Consideration”).

(d)	The Company shall provide the Purchaser and its Representatives reasonable access at all reasonable times to the personnel and properties of the Company and the Company Subsidiaries and to the Books and Records to the extent necessary to review the Estimated Closing Statement, in each case, at the Purchaser’s sole expense. The Company shall consider in good faith any revisions to the Estimated Closing Statement proposed by the Purchaser and, to the extent the Company agrees to any such revisions in writing, such revisions shall be incorporated into the Estimated Closing Statement.

2.10	Payment of Consideration

The Purchaser shall, on the Effective Date, deposit, or cause to be deposited:

(a)	with the Depositary, the Estimated Consideration (adjusted for Dissent Rights as contemplated in Section 2.9(b), and adjusted in accordance with the directions of optionholders with respect to Option Loan Amounts as contemplated in Section 2.8(g)), minus the Adjustment Escrow Amount, Indemnity Escrow Amount and Shareholders’ Representative Escrow Amount; and

(b)	with the Escrow Agent, the Adjustment Escrow Amount, Indemnity Escrow Amount and Shareholders’ Representative Escrow Amount.

2.11	Adjustment to Consideration

(a)	Within 60 days following the Effective Date, the Purchaser shall prepare and deliver to the Shareholders’ Representative a statement prepared in accordance with GAAP setting out:

(i) the Closing Indebtedness; (ii) the Transaction Expenses; and (iii) the Consideration (the “Closing Statement”), together with the calculations and backup information showing all of the amounts used to calculate the Closing Statement, as may be reasonably requested by the Shareholders’ Representative.

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(b)	If the Shareholders’ Representative does not notify the Purchaser in writing of its objections to any aspect of the Closing Statement within 30 days after receipt of the Closing Statement (an “Objection Notice”), the Shareholders’ Representative shall be deemed to have accepted the Closing Statement as prepared in its entirety. During such 30-day period, the Purchaser shall make available, without cost to the Shareholders’ Representative, reasonable access to such accounting books and records of the Company as the Shareholders’ Representative reasonably requires in order to review, discuss and understand the Closing Statement and the processes employed by the Purchaser in connection with the determination of the amounts therein.

(c)	If the Shareholders’ Representative delivers an Objection Notice to the Purchaser within 30 days after receipt of the Closing Statement, then the Purchaser and the Shareholders’ Representative will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 20 days after the date of delivery of the Objection Notice, failing which the dispute may be submitted by the Shareholders’ Representative or the Purchaser for final determination to the Accounting Firm, and the determination of the Accounting Firm shall be conclusive and binding absent manifest error or fraud. The Shareholders’ Representative and the Purchaser shall use their respective commercially reasonable efforts to cause the Accounting Firm to complete its work within 30 days of its engagement, or such longer period as the parties may agree in writing (the “Final Determination Date”). The Accounting Firm shall allow each of the Purchaser and the Shareholders’ Representative to present in writing their respective positions regarding the Closing Statement and the determination of the amounts therein, and each of the Purchaser and the Shareholders’ Representative shall have the right to present additional documents, materials and other information to the Accounting Firm regarding the dispute. The Accounting Firm shall consider such additional documents, materials and other information. Any such other documents, materials or other information shall be copied to each of the Purchaser and the Shareholders’ Representative and each of the Purchaser and the Shareholders’ Representative shall be entitled to reply thereto. The Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by the Purchaser or the Shareholders’ Representative, as the case may be, or less than the least value for such item claimed by the Purchaser or the Shareholders’ Representative, as the case may be. The fees and expenses of the Accounting Firm pursuant to this Section 2.11 shall, despite anything to the contrary in this Agreement, be paid 50% by the Purchaser, with the other 50% to be Transaction Expenses.

(d)	If the Consideration as determined pursuant to this Section 2.11 is greater than the Estimated Consideration (an “Upward Adjustment”), within five Business Days after the Final Determination Date: (i) the Purchaser and the Shareholders’ Representative shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release the Adjustment Escrow Fund to the Depositary for distribution to the Shareholders in accordance with the Plan of Arrangement; and (ii) the Purchaser shall pay to the Depositary for distribution to the Shareholders in accordance with the Plan of Arrangement an amount equal to the Upward Adjustment.

(e)	If the Estimated Consideration is greater than the Consideration as determined pursuant to this Section 2.11 (a “Downward Adjustment”), within five Business Days after the Final Determination Date: (i) the Purchaser and the Shareholders’ Representative shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release an amount equal to the Downward Adjustment from the Adjustment Escrow Fund to the Purchaser and the balance of the Adjustment Escrow Fund, if any, to the Depositary for distribution to the Shareholders in accordance with the Plan of Arrangement; and (ii) if the Adjustment Escrow Fund is not sufficient to cover such Downward Adjustment, the Shareholders’ Representative shall, on behalf of the Shareholders pro rata in accordance with each Shareholder’s respective portion of the Consideration received, promptly pay to the Purchaser an amount equal to the unpaid balance of the Downward Adjustment.

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(f)	If the Consideration equals the Estimated Consideration, then no further amount will be payable, and, within five Business Days after the Final Determination Date, the Purchaser and the Shareholders’ Representative shall deliver to the Escrow Agent a joint written instruction, delivered in accordance with the terms of the Escrow Agreement, instructing the Escrow Agent to release the Adjustment Escrow Fund to the Depositary for distribution to the Shareholders in accordance with the Plan of Arrangement.

(g)	Any payment made pursuant to this Section 2.11 will be treated as an adjustment to the Consideration for all purposes of this Agreement.

(h)	If a Party fails to submit a joint written instruction to the Escrow Agent in strict compliance with the time periods contemplated under this Section 2.11, the non-breaching Party shall be entitled, without prejudice to any other rights it may have, to equitable remedies as contemplated in Section 8.4. No delay in providing such joint instruction to the Escrow Agent will be deemed to deny a Party its entitlement to its applicable portion of the Adjustment Escrow Fund.

2.12	Withholdings

Each of the Purchaser, the Company, the Depositary and any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable to any Person under the Plan of Arrangement or any amount contemplated herein, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law and remit such deduction and withholding amount to the appropriate Tax Authority. To the extent that amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

Article 3

Representations and Warranties

3.1	Representations and Warranties of the Company

(a)	The Company represents and warrants to the Purchaser as set out in Appendix C, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	If a matter is set out in a particular section of the Company Disclosure Letter, it is deemed to have been sufficiently disclosed only if such matter is fully and plainly described in that particular section of the Company Disclosure Letter or there is, in that particular section, a specific cross-reference to another section of the Company Disclosure Letter. No such matter is considered to be sufficiently disclosed if it is set out in any other section of the Company Disclosure Letter unless there is full and plain description in the cross-referenced section. Nothing set out in the Company Disclosure Letter establishes a standard of materiality.

3.2	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Company as set out in Appendix D, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

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3.3	Representations and Warranties of Grenadier

Grenadier represents and warrants to the Company as set out in Appendix E, and acknowledges and agrees that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

Article 4

Covenants

4.1	Conduct of Business of the Company

(a)	During the period from the date of this Agreement until the Effective Time, except:

(i)	with the express written consent of the Purchaser, acting reasonably;

(ii)	as required or permitted by this Agreement (including in connection with the Pre-Closing Reorganization); or

(iii)	as may be required by Law or a Governmental Authority, the Company shall, and shall cause each Company Subsidiary to, conduct their business in the Ordinary Course and the Company shall use commercially reasonable efforts to maintain and preserve its and each Company Subsidiary’s business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company or any Company Subsidiary has business relations.

(b)	Without limiting the generality of Section 4.1(a), during the period from the date of this Agreement until the Effective Time, except:

(i)	with the express written consent of the Purchaser;

(ii)	as required or permitted by this Agreement (including in connection with the Pre- Closing Reorganization and the treatment of Stock Options as set out in Section 2.8); or

(iii)	as may be required by Law or a Governmental Authority; the Company shall not, and shall not permit any Company Subsidiary to, directly or indirectly:

(A)	amend: (1) the Company Constating Documents, or (2) the notice of articles, articles of incorporation, articles of amalgamation, by-laws or other constating documents of any Company Subsidiary;

(B)	adjust split, combine, reclassify or amend the terms of any securities of the Company or of any Company Subsidiary;

(C)	make, declare, set aside or pay any dividend, return of capital or other distribution or payment in cash, shares or property (or any combination of the foregoing) on any class of securities of the Company or of any Company Subsidiary;

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(D)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any Company Subsidiary;

(E)	enter into any Contract with respect to the voting rights of any Company Shares;

(F)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of the Company or any Company Subsidiary;

(G)	acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions of capital, loan or advance, property transfer or purchase of any property or assets of any Person, except as permitted pursuant to Section 2.8;

(H)	grant or commit to grant an exclusive licence or otherwise transfer any IP Rights owned by or licensed to the Company or any Company Subsidiary;

(I)	sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any IP Rights owned by or licensed to the Company or any Company Subsidiary, other than the expiration of any IP Right at the end of its statutory term;

(J)	reorganize, restructure, recapitalize, amalgamate or merge the Company or any Company Subsidiary;

(K)	reduce the capital, stated capital, paid-up capital, paid-in capital or equivalent of any class or series of shares of the Company or any Company Subsidiary or increase the stated capital of any class or series of shares of the Company or any Company Subsidiary, in each case, except as required or permitted by the Pre-Closing Reorganization;

(L)	adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Company or any Company Subsidiary;

(M)	enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or partnership;

(N)	enter into any agreement or arrangement that limits or otherwise restricts in any respect, or that would, after the Effective Time, limit or restrict in any respect, the Company or any Company Subsidiary from competing in any manner;

(O)	enter into any “related party transaction” within the meaning of MI 61-101, including those exempted from the provisions of Part 5 of MI 61-101 and the formal valuation or minority approval requirements thereunder;

(P)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $50,000;

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(Q)	(1) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Taxes; (2) make any Tax election or designation (excluding elections or designations made in the ordinary course of preparing and filing Tax Returns); (3) settle or compromise (or offer to settle or compromise) any Tax claim, assessment, reassessment, liability or claim for indemnification with respect to Taxes; (4) amend any Tax Return; (5) enter into any agreement with a Governmental Authority with respect to Taxes; (6) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement, (7) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund; (8) consent to the extension or waiver of the limitation period applicable to any Tax matter; (9) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes; (10) enter into, or voluntarily approach a Tax Authority for the purpose of entering into, a “voluntary disclosure” agreement with a Tax Authority; or (11) enter into, or become obligated to enter into, any “reportable transaction” or “notifiable transaction” (within the meanings of subsections 237.3(1) and 237.4(1) of the Tax Act, respectively);

(R)	(1) enter into any non-arm’s length (as such term is used for the purpose of the Tax Act) agreement; (2) amend or agree to amend the terms of any existing non-arm’s length agreement; or (3) make any payment with respect to or in connection with a non-arm’s length agreement; in each case except as required thereby or pursuant to the terms hereof or waivers of payments that may become due upon a change of control;

(S)	prepay any long-term indebtedness before its scheduled maturity;

(T)	create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof;

(U)	enter into, amend, modify, terminate or cancel any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(V)	incur any obligation to make any bonus or profit sharing distribution;

(W)	hire or terminate (for any reason) the employment of any Company Employee who is serving as an officer of the Company or promote any Company Employee to an officer position;

(X)	(1) increase any severance, change of control or termination pay to (or amend any existing arrangement in relation thereto with) any Company Employee or any director of the Company or any Company Subsidiary; (2) increase compensation (including wages, salary and fees), retention or incentive compensation or other benefits payable to any Company Employee, director of the Company or any Company Subsidiary, independent contractor or consultant; (3) make any bonus payment or comparable payment to any Company Employee, director of the Company or any Company Subsidiary, independent contractor or consultant; (4) loan or advance money or other property to any Company Employee or any director of the Company or any Company Subsidiary; (5) establish, adopt, enter into, amend or terminate any Employee Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence on the date hereof) or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Employee Plan; (6) grant any equity-based awards; or (7) hire, retain, engage or terminate (for any reason), or enter into any employment, deferred compensation, severance or termination or other similar agreement (or amend any such existing agreement) with any Company Employee, director of the Company or any Company Subsidiary, independent contractor or consultant;

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(Y)	enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body;

(Z)	make any change in the Company’s methods of accounting, except as required by concurrent changes in GAAP;

(AA)	commence, waive, release, assign, settle or compromise any Proceeding or pay administrative fines;

(BB)	amend or modify in any respect or terminate or waive any right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(CC)	amend or modify in any respect or terminate or waive any right under any Employee Material Contract or Contract with respect to an Employee Plan or enter into any contract or agreement that would be an Employee Material Contract or Contract with respect to an Employee Plan if in effect on the date hereof;

(DD)	vary the payment or collection practices of the Company or any Company Subsidiary in any respect from past practices, offer to discount the amount of any account receivable, delay the payment of any account payable or extend any incentive (whether to an account debtor, an account creditor or any Company Employee or third party responsible for the collection of receivables or the payment of payables) with respect to any account receivable or account payable or the payment or collection thereof;

(EE)	amend, modify, terminate, cancel or let lapse any insurance (or re- insurance) policy of the Company or any Company Subsidiary in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(FF)	abandon or fail to diligently pursue any application for any Authorization; or

(GG)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

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4.2	Covenants Regarding the Arrangement

Subject to Sections 4.3 and 4.4 (which set out the obligations of the Parties with respect to the matters covered therein), the Parties shall perform, and the Company shall cause the Company Subsidiaries to perform, all obligations required or desirable to be performed by them under this Agreement, cooperate with each other in connection therewith, and do all such other acts and things, consistent with the terms of this Agreement and the Plan of Arrangement, as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent in this Agreement.

4.3	Consents

The Company shall give all notices to third parties (other than any Governmental Authority), and shall use commercially reasonable efforts to obtain, on terms acceptable to the Purchaser, acting reasonably, all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations of any third parties (other than any Governmental Authority), in each case required pursuant to the terms of any Lease, Material Contract, Employee Material Contract, Contract with respect to an Employee Plan or applicable Law in connection with the transactions contemplated by this Agreement.

4.4	Regulatory Approvals

(a)	Each of the Parties shall prepare and file all necessary documents, registrations, statements, petitions, filings and applications for all necessary Regulatory Approvals and use commercially reasonable efforts to obtain and maintain all such Regulatory Approvals.

(b)	The Parties acknowledge that the SADI Consent has been obtained on terms satisfactory to the Purchaser and the Company.

(c)	Each of the Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 4.4, and provide each other Party with all material information and communication received from any Governmental Authority, and provide each other Party with advance copies and reasonable opportunity to comment on and participate in all material communications with and information supplied to any Governmental Authority.

(d)	Despite anything to the contrary in this Agreement, nothing in this Agreement shall require the Purchaser or any of its Affiliates to propose, negotiate, effect or agree to (and Grenadier, the Company and each Company Subsidiary shall not, without the prior written consent of the Purchaser, propose, negotiate, effect or agree to), by consent decree, by consent agreement, hold separate Order or otherwise, the sale, transfer, divestiture, license or other disposition of any assets or businesses of the Purchaser or the Company or any of their respective subsidiaries or otherwise take any action that prohibits or limits the freedom of action of the Purchaser with respect to, or the ability of the Purchaser to own, retain, control, operate or exercise full rights of ownership with respect to, any of the businesses or assets of the Purchaser, the Company or any of their respective subsidiaries.

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4.5	Access to Information/Confidentiality

(a)	From the date hereof until the Effective Time, subject to applicable Law, the Company shall, and shall cause the Company Subsidiaries to, upon reasonable notice:

(i)	give to the Representatives of the Purchaser reasonable access to the offices, properties and officers of the Company and the Company Subsidiaries and the Books and Records (including continuous access to the Data Room) during normal business hours; and

(ii)	furnish to the Purchaser and its Representatives such financial, Tax and operating data and other filings, reports and information as such Persons may reasonably request, and make available to the Purchaser and its Representatives such senior officers and employees of the Company or any of the Company Subsidiaries as the Purchaser may reasonably request.

(b)	All information provided under this Section 4.5 that is Confidential Information (as defined in the Confidentiality Agreement) shall be subject to the terms of the Confidentiality Agreement notwithstanding any termination of this Agreement.

(c)	The Purchaser shall not, and shall cause its Representatives not to, use or rely on any Privileged Communications in any Proceeding against Grenadier or any Shareholder after the Effective Time, and any such Privileged Communications shall be inadmissible in any such Proceeding.

(d)	Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in this Agreement.

4.6	Public Communications

(a)	Subject to Sections 4.6(b) and 4.6(c), a Party may not issue any press release or make any other public statement or disclosure with respect to this Agreement, the Plan of Arrangement or the Arrangement without the prior consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)	Nothing in this Section 4.6 shall prevent or restrict the Purchaser from making disclosure in accordance with its continuous disclosure obligations or as otherwise required under applicable Law and no prior consent of any other Party shall be required for the Purchaser to make such disclosure. The Purchaser shall use commercially reasonable efforts to give prior oral or written notice to the Company, and provide the Company with a reasonable opportunity to review and comment on such disclosure, before making disclosure under this Section 4.6(b), provided that, if such prior notice is not permitted by applicable Law, the Purchaser shall give such notice immediately following the making of such disclosure. The Parties acknowledge that the Purchaser will file this Agreement and material change report relating thereto on SEDAR+. The Purchaser shall provide the Company with a reasonable opportunity to review and comment on the material change report and the proposed redactions to this Agreement, respectively, and shall give due consideration to any comments made by the Company thereto before such filing.

(c)	Nothing in this Section 4.6 shall prevent or restrict the Purchaser from making: (i) internal announcements to employees or having discussions with shareholders, financial analysts and other stakeholders; or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case, so long as such announcements and discussions are consistent in all material respects with the recent press releases, public disclosures or public statements made by the Purchaser. The Purchaser and the Company will consult with each other concerning the means by which the employees, clients, suppliers and others having dealings with the Company or any Company Subsidiary will be informed of the transactions contemplated by this Agreement, and no Party shall communicate with the employees, clients or suppliers of the Company or any Company Subsidiary regarding the transactions contemplated by this Agreement without the prior consent of the other Parties, acting reasonably.

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4.7	Notifications

(a)	Until the Effective Time, each Party shall promptly notify the other Parties of:

(i)	the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(A)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time;

(B)	result in the failure to comply with any covenant to be complied with or satisfied by such Party under this Agreement; or

(C)	result in the failure of any of the conditions in Article 5 to be satisfied;

(ii)	any Company Material Adverse Effect or any change, event, occurrence, effect, state of facts or circumstance that, individually or in the aggregate, would reasonably be expected to have or develop into a Company Material Adverse Effect; and

(iii)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement.

(b)	Notifications provided under this Section 4.7 will not diminish the scope of the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

4.8	Taxes

(a)	Until the Effective Date, the Company shall:

(i)	timely prepare and file, or cause to be prepared and filed (in each case, in a manner consistent with past practice except as required by applicable Law), all Tax Returns which are required to be filed by the Company and each Company Subsidiary before the Effective Date;

(ii)	pay, or cause to be paid, within the time prescribed by applicable Law all Taxes payable by the Company and each Company Subsidiary (including instalments of Taxes); and

(iii)	withhold, or cause to be withheld, from each payment made by the Company and each Company Subsidiary the amount of Taxes and other deductions required to be withheld therefrom and pay, or cause to be paid, such withheld amount to the appropriate Tax Authority within the time prescribed by applicable Law.

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(b)	The Purchaser shall prepare and cause the Company and each Company Subsidiary to file all Tax Returns for any Pre-Closing Tax Period which have not been filed at the Effective Date (the “Pre-Closing Tax Returns”). The Purchaser shall cause all Pre-Closing Tax Returns to be prepared in a manner consistent with past practice except as required by applicable Law provided that (i) the maximum amount of discretionary deductions shall be claimed in each Pre-Closing Tax Return regardless of past practice and (ii) expenditures (“SRED Expenditures”) in respect of “scientific research and experimental development” (within the meaning of the Tax Act) for each Pre-Closing Tax Period ending in 2026 shall be determined after the end of the taxation year ending November 30, 2026 and reported in Form T661 – “Scientific Research and Experimental Development (SR&ED) Expenditures Claim” and T2 Schedule 31 – “Investment Tax Credit – Corporations” (collectively, the “SRED Returns”), as applicable. The Purchaser shall submit each Pre- Closing Tax Return in draft form to the Shareholders’ Representative at least 30 days before the date on which such Pre-Closing Tax Return is required to be filed with the relevant Governmental Authority (or as soon as practicable if the Effective Date occurs within 30 days before the date on which such Pre-Closing Tax Return is required to be filed). The Shareholders’ Representative shall have the right to review such draft Pre- Closing Tax Return and request that the Purchaser make reasonable changes by communicating such changes in writing to the Purchaser at least 10 days (five days where the Effective Date occurs within 30 days before the date on which such Pre-Closing Tax Return is required to be filed) before the date on which any such Pre-Closing Tax Return is required to be filed with the relevant Governmental Authority, which the Purchaser shall consider in good faith. The reasonable cost of preparation of the Pre-Closing Tax Returns shall, despite anything to the contrary in this Agreement, be Transaction Expenses. The Purchaser shall, if requested by the Shareholders’ Representative, cause the Company and/or any Company Subsidiary to make the designation pursuant to paragraph 111(4)(e) of the Tax Act in its Pre-Closing Tax Return for the taxation year ending immediately prior to the “loss restriction event” (as defined in the Tax Act) resulting from the consummation of the transactions contemplated hereunder, such amounts designated to be as determined by the Shareholders’ Representative in accordance with the Pre-Closing Reorganization, provided that in no event shall the aggregate of the amounts so designated result in taxable income in an amount greater than NIL for such taxation year for purposes of the Tax Act.

(c)	For the purposes of this Agreement, the portion of Taxes in respect of a Straddle Period which are allocable to a Pre-Closing Tax Period shall: (i) in the case of any Tax based upon or related to income, receipts or sales, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes be deemed to be the amount of Taxes that would be payable if the relevant Straddle Period ended as of the Effective Time; and (ii) in the case of any other Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on the day immediately preceding the Effective Date and the denominator of which is the number of days in the entire Straddle Period.

(d)	The Purchaser shall not be entitled to take, or cause to be taken, any of the following actions without the prior written consent of the Shareholders’ Representative, which consent will not be unreasonably withheld, delayed, or conditioned: (i) request any audit or engage in any voluntary disclosure or similar process or initiate communications with any Governmental Authority with respect to Taxes of the Company or any Company Subsidiary attributable to a Pre-Closing Tax Period or a Straddle Period; (ii) extend or waive, or cause to be extended or waived, any limitation period for the assessment of any Tax or deficiency of the Company or any Company Subsidiary related to a Pre-Closing Tax Period or a Straddle Period; or (iii) other than to the extent required to reflect adjustments resulting from the SRED Expenditures and any related investment tax credits reported on the SRED Returns, amend or refile any Tax Returns of the Company or any Company Subsidiary in respect of a Pre-Closing Tax Period or a Straddle Period, except, in each case, as may be required by applicable Law.

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(e)	If it is determined that the Company or any Company Subsidiary has made an election under subsection 83(2) of the Tax Act in respect of any dividend paid or payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of the “capital dividend account” (as defined in the Tax Act) of the Company or such Company Subsidiary immediately before the dividend became payable, the Shareholders’ Representative hereby concurs (to the extent the Shareholders’ Representative is the recipient of the applicable dividend), and shall use reasonable efforts to cause the recipient(s) other than the Shareholders’ Representative of the relevant dividend to concur, in the making of an election under subsection 184(3) of the Tax Act in respect of such dividend and the Purchaser shall be entitled to cause the Company or such Company Subsidiary to make such election; provided that if such other recipient is the Company or another Company Subsidiary, the Purchaser shall have the discretion to cause the Company or other Company Subsidiary to concur in the making of such election.

(f)	If it is determined that the Company or any Company Subsidiary has made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act), the Shareholders’ Representative hereby concurs (to the extent the Shareholders’ Representative is the recipient of the applicable dividend) and shall use reasonable efforts to cause the recipient(s) other than the Shareholders’ Representative of the relevant dividend to concur, in the making of an election under subsection 185.1(2) of the Tax Act in respect of the full amount thereof and the Purchaser shall be entitled to cause the Company or such Company Subsidiary to make such election; provided that if such other recipient is the Company or another Company Subsidiary, the Purchaser shall have the discretion to cause the Company or other Company Subsidiary to concur in the making of such election.

(g)	If, at any time after the date of this Agreement, a Party determines, or becomes aware that an “advisor” (as defined for purposes of section 237.3 or section 237.4 of the Tax Act) has determined, that the transactions contemplated by this Agreement, or that any step or steps in the series of transactions that includes the transactions contemplated by this Agreement, should be reported pursuant to the reporting requirements under section 237.3 of the Tax Act or the notification requirements under section 237.4 of the Tax Act (or any comparable provisions under provincial tax legislation), including as a result of any future amendments or proposed amendments to such provisions (the “Disclosure Requirements”), such Party will promptly inform the other Parties of its intent, or its advisor’s intent, to comply with the Disclosure Requirements and such Parties will cooperate in good faith with respect to preparing and filing the applicable information returns or notifications.

4.9	Insurance and Indemnification

(a)	Prior to the Effective Time, the Company shall obtain, and fully pay the necessary premium for, customary “tail” policies of directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for six years from and after the Effective Date and with terms and conditions that are no less favourable in the aggregate to the protection provided by the policies maintained by the Company and the Company Subsidiaries that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred at or prior to the Effective Time (the “Tail Policies”). For certainty, the premium in respect of such Tail Policies shall be a Transaction Expense notwithstanding it is paid by the Company on or prior to the Effective Time. After the Effective Time, the Purchaser shall not take any action to cause the termination of the Tail Policies.

(b)	From and after the Effective Time, the Purchaser shall, and shall cause the Company and the Company Subsidiaries to, honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former officers and directors of the Company and each of the Company Subsidiaries, to the extent that they are:

(i)	included in the Company Constating Documents or the articles and by-laws (or equivalent documents) of any of the Company Subsidiaries; or

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(ii)	provided for by Law,

and acknowledges that such rights shall survive the Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date. For a period of at least six years after the Effective Date, the Purchaser and the Company shall cause the Company Constating Documents to contain terms with respect to indemnification of the Company’s directors and officers that are no less favourable to the Company’s directors and officers than the terms contained in the Company Constating Documents on the date of this Agreement.

4.10	Transaction Personal Information

(a)	Each Party shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Subject to the foregoing, prior to the Effective Time, the Purchaser (i) may use Transaction Personal Information only for the purposes of evaluating and completing the Arrangement; and (ii) shall not disclose Transaction Personal Information to any Person other than its Representatives who are evaluating and advising on the Arrangement.

(b)	The Purchaser shall use commercially reasonable efforts to protect and safeguard Transaction Personal Information against unauthorized use or disclosure and shall cause its Representatives to observe the terms of this Section 4.10(b) and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to the Effective Time, the Purchaser shall promptly deliver to the Company, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

(c)	Except to the extent permitted or required under applicable Privacy Law, after the Effective Time, the Purchaser shall not, without the consent of the individuals to whom such Personal Information relates, use or disclose Transaction Personal Information for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Time.

4.11	Non-Solicitation

(a)	Until the Effective Time, Grenadier and the Company shall not, and shall cause their respective Representatives, the Company Subsidiaries and the Representatives of each Company Subsidiary not to, directly or indirectly:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, or books and records, or entering into any form of agreement, arrangement or understanding) any Acquisition Transaction or any inquiry, proposal or offer (whether public or otherwise) that might reasonably be expected to lead to an Acquisition Transaction;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its Affiliates) regarding any Acquisition Transaction or any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction, provided that, the Company may advise any Person of the restrictions of this Agreement; or

(iii)	accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Transaction or any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction.

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(b)	Grenadier and the Company shall, and shall cause their respective Representatives, the Company Subsidiaries and the Representatives of each Company Subsidiary to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser) with respect to any Acquisition Transaction or any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction, and in connection therewith, Grenadier and the Company must:

(i)	immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or any Company Subsidiary; and

(ii)	promptly request, and exercise all rights it or any Company Subsidiary has to require:

(A)	the return or destruction of all copies of any confidential information regarding the Company or any Company Subsidiary provided to any Person other than the Purchaser, its Affiliates and its and their Representatives; and

(B)	the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any Company Subsidiary, in each case, to the extent that such information has not previously been returned or destroyed and using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	Until the Effective Time, the Company covenants and agrees:

(i)	that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement or covenant to which the Company or any Company Subsidiary is a party; and

(ii)	not to release, and cause the Company Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any Company Subsidiary under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which the Company or any Company Subsidiary is a party, without the prior written consent of the Purchaser (which may be withheld or delayed in the sole and absolute discretion of the Purchaser).

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(d)	If Grenadier, the Company or any Company Subsidiary or any of their Representatives receives or otherwise becomes aware of any inquiry, proposal or offer that might reasonably be expected to lead to an Acquisition Transaction, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any Company Subsidiary (including information, access or disclosure relating to the properties, facilities, books and records of the Company or any Company Subsidiary), Grenadier or the Company, as applicable, shall:

(i)	promptly notify the Purchaser, at first orally, and then as soon as practicable, but in any event within 24 hours, in writing, of such inquiry, offer or request, including a description of its terms and conditions, the identity of all Persons making the inquiry, offer or request and copies of all written documents, material or substantive correspondence or other material received in respect of, from or on behalf of such Person; and

(ii)	keep the Purchaser fully informed of the status of all developments with respect to such inquiry, offer or request, including any changes, modifications or other amendments to any such inquiry, offer or request.

(e)	Without limiting the generality of this Section 4.11: (i) Grenadier shall advise its Representatives, and the Company shall advise the Company Subsidiaries and its and their Representatives, of the prohibitions set out in this Section 4.11; and (ii) any violation of the obligations or restrictions set out in this Section 4.11 by Grenadier’s Representatives, or by the Company, the Company Subsidiaries or its or their Representatives, shall be deemed to be a breach thereof by Grenadier and the Company.

4.12	Pre-Closing Reorganization

(a)	The Parties agree that Step 1, Step 2, Step 3(B) (as it relates to the increase in legal stated capital of the common shares of PCI Geomatics Enterprises Inc.) and Step 3(C) (as it relates to the increase in legal stated capital of the Common Shares and the Special Shares, respectively) of the reorganization set out in Appendix F (the “Pre-Closing Reorganization”), respectively, will occur pursuant to the Plan of Arrangement.

(b)	Except for the designation pursuant to paragraph 111(4)(e) of the Tax Act, prior to the Effective Time, the Company shall take all actions reasonably necessary to effect such parts of the Pre-Closing Reorganization as will not be effected pursuant to the Plan of Arrangement, including filing, or causing PCI Geomatics Enterprises Inc. to file, as applicable, in the prescribed form and manner as required by Reg. 2101 of the Tax Act, the capital dividend elections described in Step 3(b) and Step 3(c), respectively, of the Pre- Closing Reorganization, to characterize the deemed dividends that will result from each of those steps to be a capital dividend pursuant to subsection 83(2) of the Tax Act.

(c)	The Company shall, at least 10 Business Days before the Effective Date, provide to the Purchaser drafts of all documents, including capital dividend tax elections and supporting tax calculations, necessary to effect such parts of the Pre-Closing Reorganization as will not be effected pursuant to the Plan of Arrangement. The Purchaser shall have the right to review and comment on the draft documents before the execution of same. The Company shall consider in good faith all such documents that the Purchaser may reasonably request and shall deliver to the Purchaser revised copies, if any, of such documents before the Effective Date

Article 5

Conditions

5.1	Mutual Conditions Precedent

The Purchaser and the Company are not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions may only be waived, in whole or in part, by the consent of the Purchaser and the Company:

(a)	the Arrangement Resolution shall have been approved at the Company Meeting in accordance with the Interim Order;

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(b)	the Interim Order and the Final Order shall have each been obtained on terms consistent with this Agreement, and not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably; and

(c)	no Law shall be in effect that makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from completing the Arrangement.

5.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	all representations and warranties made by the Company in Article 3 (other than the Fundamental Representations) that are qualified as to materiality shall be true and correct in such respect as of the date of this Agreement and shall be true and correct in such respect as of the Effective Date, and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Date (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date);

(b)	the Fundamental Representations shall be true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date);

(c)	all representations and warranties made by Grenadier in Article 3 that are qualified as to materiality shall be true and correct in such respect as of the date of this Agreement and shall be true and correct in such respect as of the Effective Date, and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Date (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date);

(d)	each of the Company and Grenadier shall have complied with all of the covenants of the Company and Grenadier, as applicable, contained in this Agreement to be complied with by it at or prior to the Effective Time;

(e)	subject to Section 5.2(f) and (g), there shall be no outstanding rights to acquire any Company Shares;

(f)	there shall be no outstanding Stock Options, other than Stock Options that have been exercised as contemplated in Section 2.8;

(g)	Louis Laflamme shall have entered into the Option Exercise Agreement, which shall be in full force and effect, and shall have paid the exercise price in full for the Laflamme Option;

(h)	arrangements satisfactory to the Purchaser shall have been made for the repayment in full of all Option Loans immediately following the Effective Time;

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(i)	there shall be no Proceeding pending or threatened by a Governmental Authority or by any other Person that would, if successful:

(i)	impair, impede or prevent the completion of the Arrangement;

(ii)	cease trade, enjoin, prohibit or impose any limitations, damages or conditions on, the ability of the Purchaser to acquire, hold or exercise full rights of ownership over any Company Shares, including the right to vote the Company Shares; or

(iii)	impose terms or conditions on the completion of the Arrangement or on the ownership or operation by the Purchaser of the business or assets of the Company or the Company Subsidiaries or compel the Purchaser to dispose of or hold separate any portion of the business or assets of the Company or any of the Company Subsidiaries as a result of the Arrangement;

(j)	Dissent Rights shall have not been exercised (or, if exercised, shall not be outstanding) with respect to more than 5% of the aggregate number of the Common Shares outstanding immediately prior to the Effective Time, excluding Common Shares held by the Purchaser or Grenadier, and no dissent or appraisal rights, if any, shall have been exercised (or, if exercised, shall not be outstanding) with respect to any Special Shares;

(k)	each of the Key Consents shall have been obtained and shall be in full force and effect;

(l)	since the date hereof, there shall not have been a Company Material Adverse Effect which is incapable of being cured on or prior to the Effective Time;

(m)	the Company shall have delivered or caused to be delivered to the Purchaser:

(i)	a certificate of a senior officer of the Company (in their official capacity as such and without personal liability) certifying the matters with respect to the Company set out in Sections 5.2(a), 5.2(b), 5.2(d) and 5.2(l) and dated the Effective Date;

(ii)	a certificate of an officer of the Company (in their official capacity as such and without personal liability) certifying: (i) the resolutions of the board of directors of the Company authorizing the transactions contemplated by this Agreement and the entering into of relevant agreements; (ii) the articles and by-laws of the Company; and (iii) the names, positions and signatures of the directors and officers of the Company authorized to sign agreements on behalf of the Company;

(iii)	a certificate of compliance or status with respect to the Company and each Company Subsidiary, in each case issued by the governing body of the jurisdiction of organization of such corporation as of a date not more than three days before the Effective Date;

(iv)	executed resignations and releases effective as of the Effective Time, in a form acceptable to the Purchaser, acting reasonably, of each director and non- continuing officer of the Company or any Company Subsidiary, as specified by the Purchaser by notice in writing at least two Business Days before the Effective Date;

(v)	copies of all notices given and consents obtained under Section 4.3; and

(vi)	the Books and Records; and

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(n)	Grenadier shall have delivered or caused to be delivered to the Purchaser:

(i)	a certificate of two senior officers of Grenadier (in their official capacities as such and without personal liability) certifying the matters with respect to Grenadier set out in Sections 5.2(c) and 5.2(d) and dated the Effective Date;

(ii)	a certificate of an officer of Grenadier (in their official capacity as such and without personal liability) certifying: (i) the resolutions of the board of directors of Grenadier authorizing the transactions contemplated by this Agreement and the entering into of relevant agreements; (ii) the articles and by-laws of Grenadier; and (iii) the names, positions and signatures of the directors and officers of Grenadier authorized to sign agreements on behalf of Grenadier;

(iii)	a certificate of status with respect to Grenadier issued under the Business Corporations Act (Ontario) as of a date not more than three days before the Effective Date;

(iv)	the Escrow Agreement, executed by the Shareholders’ Representative; and

(v)	the Depositary Agreement, executed by the Shareholders’ Representative.

5.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied at or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)	all representations and warranties made by the Purchaser in Article 3 that are qualified as to materiality shall be true and correct in such respect as of the date of this Agreement and shall be true and correct in such respect as of the Effective Date, and those not so qualified shall be true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Date (except, in each case, for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date);

(b)	the Purchaser shall have complied with all of the covenants of the Purchaser contained in this Agreement to be complied with by it at or prior to the Effective Time; and

(c)	the Purchaser shall have delivered or caused to be delivered to the Company:

(i)	a certificate of two senior officers of the Purchaser (in their official capacities as such and without personal liability) certifying the matters set out in Sections 5.3(a) and 5.3(b) and dated the Effective Date;

(ii)	a certificate of an officer of the Purchaser (in their official capacity as such and without personal liability) certifying: (i) the resolutions of the board of directors of the Purchaser authorizing the transactions contemplated by this Agreement and the entering into of relevant agreements; (ii) the articles and by-laws of the Purchaser; and (iii) the names, positions and signatures of the directors and officers of the Purchaser authorized to sign agreements on behalf of the Purchaser;

(iii)	a certificate of status with respect to the Purchaser issued under the Business Corporations Act (Alberta) as of a date not more than three days before the Effective Date;

(iv)	the Escrow Agreement, executed by the Purchaser and the Escrow Agent; and

(v)	the Depositary Agreement, executed by the Purchaser and the Depositary.

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Article 6

Indemnification

6.1	Survival of Representations and Warranties

(a)	The representations and warranties of the Company in Article 3 and in connection with the certificate delivered pursuant to Section 5.2(m)(i) will survive the Effective Time and will continue in full force and effect for the benefit of the Purchaser until the date that is 18 months after the Effective Date, except that:

(i)	the Fundamental Representations will continue in full force and effect until the date that is eight years after the Effective Date;

(ii)	in the case of intentional misrepresentation or fraud, the representations and warranties will continue in full force and effect forever; and

(iii)	subject to Section 6.1(a)(ii), the representations and warranties relating to the liability of the Company for Taxes including those set out in Appendix C Section 36 will continue in full force and effect until the date that is 90 days after the expiration of the period during which any Tax assessment (including any reassessment or other form of recognized document assessing liability for Taxes under applicable Law) may be issued by a Governmental Authority in respect of any taxation year to which such representations and warranties extend (such period to include any period extended by any agreement, waiver or arrangement with any Tax Authority, if such extension is requested, or consented to, in writing by the Shareholders’ Representative).

(b)	The representations and warranties of the Purchaser in Article 3 and in connection with the certificate delivered pursuant to Section 5.3(c)(i) will survive the Effective Time and will continue in full force and effect until the date that is 18 months after the Effective Date.

(c)	The representations and warranties of Grenadier in Article 3 and in connection with the certificate delivered pursuant to Section 5.2(n)(i) will survive the Effective Time and will continue in full force and effect until the date that is two years after the Effective Date.

(d)	No Party or other Person is entitled to indemnification under Section 6.3(a) or 6.4(a) unless such Party or other Person has given written notice of its claim for indemnification within the survival periods specified in Section 6.1(a) or 6.1(b), as applicable.

(e)	The Parties are aware of the provisions of the Limitations Act, 2002 (Ontario) and agree that: (i) this Agreement is a “business agreement” for purposes of that statute; and (ii) to the extent that the provisions hereof are found to be an agreement to vary or exclude a limitation period under that statute, such limitation period is deemed to have been suspended, extended, varied and excluded to the extent necessary to give full force and effect to the provisions of this Agreement.

6.2	Survival of Covenants

Nothing in this Article 6 will limit any covenant or agreement of the Parties that, by its terms or otherwise, contemplates performance after the Effective Time, all of which covenants and agreements will survive the Effective Time.

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6.3	Indemnity by the Shareholders

Subject to the terms and conditions of this Article 6 (including the limitations set out in this Article 6), if the Arrangement takes effect, the Shareholders (on a several (and not joint) basis, pro rata in accordance with their respective portions of the Consideration received) shall indemnify and hold harmless the Purchaser, the Company, the Company Subsidiaries, and each of their respective employees, directors, officers, representatives and Affiliates (collectively, the “Purchaser Indemnified Parties”) from and against any loss, liability, obligation, claim, damage, prosecution, judgment, penalty, fine, cost or expense (whether or not involving a third party claim), including costs and charges associated with any investigation and defence and the full amount of all legal fees (on a solicitor-client basis) and other professional fees (collectively, “Damages”), suffered by, imposed upon, or asserted against, the Purchaser or any other Purchaser Indemnified Parties as a result of, in respect of, connected with, or arising out of:

(a)	any breach or inaccuracy of any representation or warranty made by the Company in Article 3 or in connection with the certificate delivered pursuant to Section 5.2(m)(i);

(b)	any breach or failure by the Company to perform or fulfil any covenant, condition or obligation to be performed by it prior to the Effective Time pursuant to this Agreement;

(c)	any Taxes of the Company or any Company Subsidiary for a Pre-Closing Tax Period to the extent that such Taxes were not reflected in the Closing Statement;

(d)	any fraud committed by the Company or any of its Affiliates prior to the Effective Time;

(e)	the Pre-Closing Reorganization; or

(f)	any Transaction Expenses or Closing Indebtedness (to the extent not reflected in the Closing Statement),

provided that, for greater certainty and subject to Section 6.8(k), this Section 6.3 shall not apply to Damages as a result of, in respect of, connected with, or arising out of Taxes of the Company or any Company Subsidiary for a taxation year or other Tax period other than a Pre-Closing Tax Period, and provided that, for purposes of the immediately preceding proviso, the Pre-Closing Reorganization shall be deemed to have occurred in a Pre-Closing Tax Period, and provided that this Section 6.3 shall not apply to any Taxes that arise solely as a result of any action taken, any election made, or transaction undertaken by the Purchaser, the Company or any Company Subsidiary after the Effective Time (other than actions taken, elections made or transactions undertaken that are (i) required or permitted by this Agreement, (ii) required by applicable Law, (iii) reflected in the Pre-Closing Tax Returns prepared and filed in accordance with Section 4.8(b), or (iv) consented to by the Shareholders’ Representative).

6.4	Indemnity by the Purchaser

Subject to the terms and conditions of this Article 6 (including the limitations set out in this Article 6), if the Arrangement takes effect, the Purchaser shall indemnify and hold harmless each Shareholder from and against any Damages suffered by, imposed upon, or asserted against, such Shareholder as a result of, in respect of, connected with, or arising out of:

(a)	any breach or inaccuracy of any representation or warranty made by the Purchaser in Article 3 or in connection with the certificate delivered pursuant to Section 5.3(c)(i); or

(b)	any breach or failure by the Purchaser to perform or fulfil any covenant, condition or obligation to be performed by it prior to the Effective Time pursuant to this Agreement.

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6.5	Limitations and Obligations

The party or parties making a claim under this Article 6 shall be referred to as the “Indemnified Party”, and the party or parties against whom such claims are asserted under this Article 6 shall be referred to as the “Indemnifying Party”. The indemnification provided for in this Article 6 will be subject to the following:

(a)	In no event shall an Indemnifying Party be liable to an Indemnified Party for any punitive or exemplary Damages, except to the extent such amounts are payable to a third party pursuant to a Third Party Claim.

(b)	Except for any claims relating to intentional misrepresentation, wilful breach or fraud, the following limitations shall apply:

(i)	the Shareholders shall not be liable to any Purchaser Indemnified Party for indemnification under Section 6.3(a) (other than for breaches of Fundamental Representations or the representation contained in Appendix C Section 16 with respect to Cash) until the aggregate amount of indemnifiable Damages under Section 6.3(a) (excluding Damages for breaches of Fundamental Representations or the representation contained in Appendix C Section 16 with respect to Cash) exceeds $50,000 (the “Threshold”), in which case the Shareholders shall (subject to the other limitations in this Agreement) be liable for the full amount of all indemnifiable Damages;

(ii)	the aggregate liability of the Shareholders for indemnification under Section 6.3(a) (other than for breaches of Fundamental Representations) shall not exceed the Indemnity Escrow Fund; and

(iii)	the indemnification obligation of each Shareholder under this Article 6 (excluding any claim for indemnification pursuant to Section 6.3(e), Section 6.3(f) or Section 6.3(a) in connection with the representation contained in Appendix C Section 16 with respect to Cash) is limited in aggregate to the portion of the Consideration actually received by that Shareholder.

(c)	The Indemnified Parties shall not be entitled to recover from any Indemnifying Party under this Agreement more than once in respect of the same Damages (notwithstanding that such Damages may result from breaches of multiple provisions of this Agreement). No Damages may be claimed under this Article 6 to the extent that such amounts have been taken into account in any adjustment to the Consideration under Section 2.11 and have been paid.

(d)	For purposes of calculating the amount of any Damages that are the subject matter of a claim for indemnification in connection with a breach or inaccuracy of any representation or warranty, any reference to “materiality”, “material respects”, or other similar qualification or limitation that is contained in or is otherwise applicable to such representation or warranty will be disregarded.

(e)	Except as expressly set out in Section 6.8(f), nothing in this Agreement in any way restricts or limits the general obligation at law of an Indemnified Party to mitigate any Damages that it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement.

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6.6	Exclusive Remedy

Except in the case of intentional misrepresentation or fraud, if the Arrangement takes effect the indemnification provisions set out in this Article 6 shall be the exclusive remedy of the Parties with respect to the specified indemnified matters set out in this Article 6, it being agreed that nothing herein shall limit or impair any Party’s right to obtain specific performance or other injunctive relief with respect to any such matter.

6.7	Direct Claims

The Indemnified Party shall give the Indemnifying Party written notice of any claim for indemnification under this Article 6 that has not arisen in respect of a Third Party Claim (a “Direct Claim”). Any such notice will describe the breach or inaccuracy and other material facts and circumstances upon which such claim is based and the estimated amount of Damages involved, in each case, in reasonable detail in light of the facts then known to the Indemnified Party; provided however, that no defect in the information contained in such notice from the Indemnified Party to any Indemnifying Party will relieve such Indemnifying Party from any obligation under this Article 6, except to the extent such failure to include information known to the Indemnified Party actually and materially prejudices such Indemnifying Party. In the case of a Direct Claim, if the Indemnifying Party delivers a written notice to the Indemnified Party stating that it objects to such Direct Claim (a “Dispute Notice”) within 15 days of receipt of written notice of such Direct Claim, the Indemnifying Party will have 20 days from delivery of the Dispute Notice within which to make such investigation as the Indemnifying Party considers necessary or desirable. If the Direct Claim has not been resolved prior to the expiration of such 20-day period, the Indemnifying Party and the Indemnified Party will be free to pursue such remedies as may be available to them on the terms and subject to the provisions of this Agreement. If the Indemnifying Party does not deliver a Dispute Notice within 15 days of receipt of written notice of such Direct Claim, the Damages set out in such notice will be deemed admitted by, and be valid and binding upon, the Indemnifying Party.

6.8	Third Party Claims

(a)	In the case of a Proceeding made or commenced by any Person other than a party to this Agreement in respect of which an Indemnified Party is or may be entitled to indemnification from an Indemnifying Party under this Article 6 (a “Third Party Claim”), the Indemnified Party will give notice to that effect together with particulars of the Third Party Claim to the Indemnifying Party with reasonable promptness. The failure to give, or delay in giving, such notice will not relieve the Indemnifying Party from any obligation under this Article 6, except to the extent such failure or delay actually and materially prejudices such Indemnifying Party.

(b)	The Indemnifying Party may, by notice to the Indemnified Party given not later than 15 days after receipt of the notice described in Section 6.8(a), assume control of the defence, compromise or settlement of the Third Party Claim provided that:

(i)	the Third Party Claim involves only money damages and does not seek any injunctive or other equitable relief;

(ii)	if the named parties in the Third Party Claim include both the Indemnifying Party and an Indemnified Party, representation by the same counsel would, in the judgment of the Indemnified Party, still be appropriate notwithstanding any actual or potential differing interests between them;

(iii)	if the Indemnified Party is a Purchaser Indemnified Party and the Third Party Claim is not a Tax Proceeding, the Escrow Release Date has not occurred and the amount of the Third Party Claim (as determined by the Indemnified Party, acting reasonably) does not exceed the amount then in the Indemnity Escrow Fund minus the amount of any unpaid Claim Amounts; and

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(iv)	the Indemnifying Party has provided reasonable assurance to the Indemnified Party of its financial ability to defend the Third Party Claim.

(c)	If the Indemnifying Party assumes control of the Third Party Claim:

(i)	it is conclusively established for purposes of this Agreement and otherwise that the Third Party Claim is within the scope of the indemnification provisions of this Article 6; and

(ii)	the Indemnified Party may retain separate co-counsel at its sole cost and expense (without any right to claim indemnification for such costs and expenses), and may participate in, but shall have no right to control, the defence of the Third Party Claim.

(d)	Upon assumption of control of a Third Party Claim by the Indemnifying Party:

(i)	the Indemnifying Party shall actively and diligently proceed with the defence, compromise or settlement of the Third Party Claim, retaining counsel reasonably satisfactory to the Indemnified Party; and

(ii)	the Indemnifying Party shall keep the Indemnified Party fully advised with respect to the status of the Third Party Claim (including supplying copies of all relevant documents promptly as they become available), shall arrange for its counsel to inform the Indemnified Party on a regular basis of the status of the Third Party Claim and, in the case of a Third Party Claim that is in respect of Taxes of the Company or a Company Subsidiary for a Pre-Closing Tax Period (a “Tax Proceeding”), shall consult with the Purchaser in good faith with respect to the status and conduct of the Tax Proceeding.

(e)	The Indemnifying Party shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to the Third Party Claim unless consented to by the Indemnified Party (which consent may not be unreasonably or arbitrarily withheld, conditioned or delayed). Without limiting the generality of the foregoing:

(i)	no admission of fault may be made by or on behalf of the Purchaser or any other Purchaser Indemnified Party without the prior written consent of the Purchaser; and

(ii)	no admission of fault may be made by or on behalf of a Shareholder without the prior written consent of the Shareholders’ Representative.

(f)	If:

(i)	the Indemnifying Party fails to give the Indemnified Party the notice required in Section 6.8(b) or any of the other conditions in Section 6.8(b) are not satisfied; or

(ii)	the Indemnifying Party breaches any of its other obligations under this Section 6.8,

the Indemnified Party may, upon notice to the Indemnifying Party, assume control of the defence, compromise or settlement of the Third Party Claim and retain counsel as, in its opinion, may appear advisable, the whole at the Indemnifying Party’s sole cost and expense, provided that in the case of a Tax Proceeding, the Purchaser may, or may cause the applicable Purchaser Indemnified Party to, settle, compromise, or otherwise dispose of the Tax Proceeding without consent of the Shareholders’ Representative or the Shareholders and without any obligation to mitigate any Damages that may be suffered or incurred.

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(g)	The Indemnified Party and the Indemnifying Party shall cooperate with each other in all reasonable respects in connection with the defence of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, employees of the non-defending party as may be reasonably necessary for the preparation of the defence of such Third Party Claim; provided however, that nothing in this Section 6.8 or otherwise requires any party to furnish any materials prepared by such party’s financial, accounting or legal representatives if, in the reasonable judgment of such party and after consultation with outside counsel, such access would jeopardize any solicitor-client privilege.

(h)	With respect to any Third Party Claim subject to this Article 6, the parties shall cooperate in a manner to preserve in full (to the extent possible) the confidentiality of all confidential information and solicitor-client privilege. In connection therewith, each party agrees that:

(i)	it shall use its reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defence, to avoid production of confidential information (consistent with applicable Law and rules of procedure); and

(ii)	all communications between any party and counsel responsible for or participating in the defence of any Third Party Claim will, to the extent possible, be made so as to preserve any solicitor-client privilege.

(i)	If a Purchaser Indemnified Party is required to make a payment of Taxes assessed under a Tax Proceeding prior to such Tax Proceeding becoming a Settled Claim, the Purchaser may cause the applicable Purchaser Indemnified Party to pay the amount of the Taxes assessed under such Tax Proceeding to the appropriate Governmental Authority and such amount paid or required to be paid may be funded or recovered, as the case may be, pursuant to Section 6.10 as if the amount paid or required to be paid were the Claim Amount of a Settled Claim upon providing evidence satisfactory to the Indemnifying Party, acting reasonably, of the payment or requirement to pay.

(j)	If the total of the amounts previously funded or recovered pursuant to Section 6.8(i) and Section 6.10 in respect of a Tax Proceeding is less than the amount so determined to be the amount of the Taxes upon such Tax Proceeding becoming a Settled Claim, the Claim Amount shall, for the purposes of applying Section 6.10, be deemed to be the amount otherwise determined in respect of the Settled Claim less the amount previously funded or recovered pursuant to Section 6.8(i) and Section 6.10 in respect of the applicable Tax Proceeding. If the total of the amounts previously funded or recovered pursuant to Section 6.8(i) and Section 6.10 in respect of a Tax Proceeding is more than the amount so determined to be the amount of the Taxes upon such Tax Proceeding becoming a Settled Claim, the Purchaser shall, upon receipt by the Purchaser Indemnified Party of any refund or credit of such Taxes, promptly (and, in any event, within 30 days of the receipt of such refund or credit) pay to the Shareholders’ Representative the amount of such refund or credit (including any interest received by the Purchaser Indemnified Party after taking into account any Taxes payable by any Purchaser Indemnified Party in respect of such refund, credit or interest).

(k)	In determining the amount of Taxes subject to indemnification pursuant to this Agreement,

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(i)	if a deduction, Tax credit, loss carry-forward or other Tax attribute of the Purchaser, the Company, any Company Subsidiary or any of the Purchaser’s Affiliates (other than, in the case of the Company or any Company Subsidiary, any such deduction, Tax credit, loss carry-forward or other Tax attribute which arises prior to the Effective Time), is utilized to reduce the amount of income, taxable income or Tax otherwise calculated in respect of a Tax assessment for any taxation year in which a Tax is realized or, but for the utilization of such deduction, Tax credit, loss carry- forward or other Tax attribute, would be realized, the amount of the Taxes will be determined without taking into account any benefit from such deduction, Tax credit, loss carry-forward or other Tax attribute; and

(ii)	if a deduction, Tax credit, loss carry-forward or other Tax attribute of the Company or any Company Subsidiary that arose prior to the Effective Time and was available, at the time a Tax assessment is issued for any taxation year in which a Tax is realized, to reduce the amount of income, taxable income or Tax otherwise calculated in respect of such Tax assessment and was not so utilized, the amount of Taxes subject to indemnification pursuant to this Agreement will be determined as though such Tax credit, loss carry-forward or other Tax attribute of the Company or any Company Subsidiary were utilized to reduce the amount of income, taxable income or Tax otherwise calculated.

6.9	Characterization of Indemnity Payments

Any indemnification payments made pursuant to this Article 6 will be considered, to the extent permissible under Law, as adjustments to the Consideration for all purposes of this Agreement.

6.10	Payments

(a)	If a Settled Claim provides that an amount is due and payable to a Purchaser Indemnified Party (the “Claim Amount”), then:

(i)	if any funds remain in the Indemnity Escrow Fund, the Purchaser and the Shareholders’ Representative shall, within 10 Business Days of the claim for indemnification becoming a Settled Claim, submit a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement requiring the Escrow Agent to release to the Purchaser the Claim Amount (or any lesser amount remaining in the Indemnity Escrow Fund); and

(ii)	subject to Section 6.5(b)(ii), the Indemnifying Party will promptly pay the balance of the Claim Amount to the Purchaser Indemnified Party.

(b)	On the date that is 18 months after the Effective Date (the “Escrow Release Date”), the Purchaser and the Shareholders’ Representative shall provide a joint written instruction to the Escrow Agent to release any remaining portion of the Indemnity Escrow Fund to the Depositary for distribution to the Shareholders (including the Purchaser, as applicable) in accordance with the Plan of Arrangement; provided that if prior to the Escrow Release Date, the Purchaser notifies the Shareholders’ Representative in writing that all or a portion of the Indemnity Escrow Fund is subject to claims made in good faith under this Article 6 that have not been finally determined (the “Outstanding Claims”), the amount released by the Escrow Agent from the Indemnity Escrow Fund on the Escrow Release Date will be equal to the amount of the Indemnity Escrow Fund less the sum of any amounts subject to the Outstanding Claims.

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(c)	All or any part of an Outstanding Claim will cease to form part of the Outstanding Claims and will be released to the Depositary for distribution to the Shareholders (including the Purchaser, as applicable) in accordance with the Plan of Arrangement or to the Purchaser (as the case may be) upon the earliest to occur of:

(i)	the Outstanding Claim becoming a Settled Claim;

(ii)	the date that is 180 days from the Escrow Release Date if a Proceeding is not actually commenced by the Purchaser in respect of the Outstanding Claim during such period; and

(iii)	it being agreed between the Purchaser and the Shareholders’ Representative that any of the Outstanding Claim should be reduced.

(d)	Within 10 Business Days of a part of the Outstanding Claims ceasing to form part of the Outstanding Claims pursuant to Section 6.10(c), the Purchaser and the Shareholders’ Representative shall submit a joint written instruction to the Escrow Agent in accordance with the terms of the Escrow Agreement requiring the Escrow Agent to release to the Purchaser or to the Depositary for distribution to the Shareholders (including the Purchaser, as applicable) in accordance with the Plan of Arrangement, as applicable, the amount owing to such party.

(e)	The Purchaser shall be entitled, in connection with the matters contemplated in this Article 6, to deal exclusively with the Shareholders’ Representative on behalf of the Shareholders (or any of them), including by paying to the Shareholders’ Representative any amounts that become due to any Shareholder under this Article 6.

(f)	If a Party fails to submit a joint written instruction to the Escrow Agent in strict compliance with the time periods contemplated under this Section 6.10, the non-breaching Party shall be entitled, without prejudice to any other rights it may have, to equitable remedies as contemplated in Section 8.4. No delay in providing such joint instruction to the Escrow Agent will be deemed to deny a Party its entitlement to its applicable portion of the Indemnity Escrow Fund.

Article 7

Termination

7.1	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Company and the Purchaser;

(ii)	either the Company or the Purchaser if:

(A)	the Arrangement Resolution is not approved by the Shareholders at the Company Meeting in accordance with the Interim Order; provided that, a Party may not terminate this Agreement pursuant to this Section 7.1(a)(ii)(A) if the failure to obtain approval of the Arrangement Resolution has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

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(B)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.1(a)(ii)(B) if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	the Company if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 5.3(a) or 5.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured within 10 Business Days of the Company providing the Purchaser with notice of the breach; provided that neither the Company nor Grenadier is then in breach of this Agreement so as to directly or indirectly cause any condition in Section 5.2(a), 5.2(b), 5.2(c) or 5.2(d) not to be satisfied; or

(iv)	the Purchaser if:

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company or Grenadier under this Agreement occurs that would cause any condition in Section 5.2(a), 5.2(b), 5.2(c) or 5.2(d) not to be satisfied, and such breach or failure is incapable of being cured or is not cured within 10 Business Days of the Purchaser providing the Company with notice of the breach; provided that the Purchaser is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 5.3(a) or 5.3(b) not to be satisfied;

(B)	the Company or Grenadier materially breaches Section 4.11; or

(C)	there has occurred a Company Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)(i)) shall deliver written notice of such termination to the other Parties specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.2	Effect of Termination

If this Agreement is terminated pursuant to this Article 7, this Agreement shall become void and of no further force or effect without liability of any Party, except that Section 4.6, Section 4.10, this Article 7 and Article 8 shall survive, and provided further that no Party shall be relieved of any liability for any breach of this Agreement prior to termination.

Article 8

Miscellaneous

8.1	Shareholders’ Representative

(a)	In order to administer efficiently certain matters under this Agreement and the Plan of Arrangement, the Shareholders’ Representative, by virtue of the approval of the Arrangement Resolution and the Arrangement becoming effective, is irrevocably constituted and appointed the exclusive and lawful agent, proxy and attorney in fact for the Shareholders (other than the Shareholders who exercise Dissent Rights) with respect to all matters under this Agreement, the Plan of Arrangement, the Escrow Agreement and the Depositary Agreement, including to act for and on behalf of the Shareholders in connection with all post-closing adjustments contemplated in Section 2.11, all indemnification matters under Article 6, and any other matters specified under this Agreement. The Shareholders’ Representative hereby accepts such appointment.

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(b)	Without limiting the generality of Section 8.1(a), the Shareholders’ Representative shall have full power and authority acting in each Shareholder’s name, place and stead, and on its behalf to: (i) negotiate, execute and deliver all consents, notices and waivers; (ii) take all actions on behalf of the Shareholders in connection with any adjustments, claims or disputes; (iii) initiate, prosecute, defend or settle claims and disputes in accordance with this Agreement; (iv) receive and disburse payments on behalf of the Shareholders, including pursuant to the Escrow Agreement; (v) receive and respond to any notice from the Purchaser under this Agreement; and (vi) take all actions and sign all documents necessary, convenient or advisable to accomplish any of the foregoing, including pursuant to the Depositary Agreement. Except as may be otherwise specifically provided in this Agreement, none of the Shareholders may take any such actions without the prior written approval of the Shareholders’ Representative.

(c)	The Shareholders’ Representative shall not, on behalf of any other Shareholder, be required to take any action or defend any claim made in connection with this Agreement.

(d)	The Shareholders’ Representative shall not have, by reason of this Agreement or the Plan of Arrangement, a fiduciary relationship in respect of any Shareholders, except in respect of amounts actually received on behalf of such Shareholders.

(e)	The Shareholders shall be bound by all actions taken and documents executed by the Shareholders’ Representative in connection with this Agreement and the Plan of Arrangement, and the Purchaser may rely on any decision, action, consent, waiver or instruction of the Shareholders’ Representative as being the decision, action, consent, waiver or instruction of the Shareholders.

(f)	The Purchaser shall, on the Effective Date, deposit, or cause to be deposited, the Shareholders’ Representative Escrow Amount with the Escrow Agent into a separate escrow account (“Shareholders’ Representative Escrow Account”) to be held and dealt with in accordance with the terms of the Shareholders’ Representative Escrow Agreement. The Shareholders’ Representative Escrow Fund shall be available to fund the reasonable fees, costs and expenses incurred by the Shareholders’ Representative in connection with the performance of its duties and the exercise of its powers under this Agreement and the fees, costs and expenses of the Escrow Agent pursuant to the Shareholders’ Representative Escrow Agreement. The Shareholders’ Representative shall be the sole counterparty opposite the Escrow Agent with respect to the Shareholders’ Representative Escrow Account and shall be entitled to instruct the Escrow Agent to release funds from the Shareholders’ Representative Escrow Account from time to time, provided that the Shareholders’ Representative has first delivered to David McFadden, on behalf of all other Shareholders, reasonable evidence of the expenses for which such release is requested. For greater certainty, no consent of the Purchaser or any other Person shall be required for such release. Any funds remaining in the Shareholders’ Representative Escrow Account upon the completion of all duties of the Shareholders’ Representative under this Agreement shall be released to the Depositary for distribution to the Shareholders in accordance with the Plan of Arrangement. The Shareholders’ Representative:

(i)	shall be responsible for all fees, costs and expenses related to (a) the Shareholders’ Representative Escrow Agreement and (b) the distribution by the Depositary to the Shareholders of any funds remaining in the Shareholders’ Representative Escrow Account; and

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(ii)	may seek the release of funds from the Shareholders’ Representative Escrow Account to fund those fees, costs and expenses.

(g)	The power of attorney granted in this Section 8.1 is deemed coupled with an interest and will survive the death, incapacity, disability, liquidation, dissolution or any other event affecting any Shareholder.

8.2	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by electronic transmission (including by email) as follows:

(a)	To the Purchaser (or to the Company at and after the Effective Time) at:

385 Inverness Pkwy, Suite 105
Englewood, Colorado 80112, USA

	Attention:	Patrick A. Blott
	Email:	[email address redacted]

with a copy (which does not constitute notice) to:

Norton Rose Fulbright Canada LLP 3700, 400 Third Avenue SW Calgary AB T2P 4H2

	Attention:	Jennifer Kennedy
	Email:	Jennifer.kennedy@nortonrosefulbright.com

(b)	To the Company (prior to the Effective Time) at:

141 Adelaide Street West, Unit 520
Toronto, ON M5H 3L5

	Attention:	June McAlarey
	Email:	[email address redacted]

with a copy (which does not constitute notice) to:

Blake, Cassels & Graydon LLP 199 Bay Street
Suite 4000, Commerce Court West Toronto, ON
M5L 1A9

	Attention:	Michael Stevenson / Robert Frazer
	Email:	michael.stevenson@blakes.com / robert.frazer@blakes.com

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(c)	To Grenadier (in its own capacity or in its capacity as Shareholders’ Representative) at: [address redacted]

Attention:	Sandra Moses Medcof / Alan Moses
Email:	[email addresses redacted]

with a copy (which does not constitute notice) to:

Fogler Rubinoff LLP 40 King St. W, Suite 2400 Toronto, ON M5H 3Y2

Attention:	Michael S. Slan
Email:	mslan@foglers.com

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

A Party may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Party at its changed address.

8.3	Entire Agreement

This Agreement, together with the Company Disclosure Letter and Confidentiality Agreement (and, as between the Purchaser and Grenadier, the relevant Voting Agreement), constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set out in this Agreement and the Voting Agreement between the Purchaser and Grenadier, and the Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.4	Equitable Remedies

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity.

8.5	Amendments

This Agreement may only be amended by written agreement of the Parties, which may be done without further notice to or authorization on the part of the Shareholders.

8.6	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision of this Agreement (whether or not similar).

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8.7	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable:

(a)	that provision will be severed from this Agreement and the validity, legality or enforceability of the remaining provisions will not in any way be affected or impaired by that severance; and

(b)	the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible and in such a manner that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible and each Party retains its economic entitlements.

8.8	Assignments

(a)	This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Parties. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

8.9	Third Party Beneficiaries

Except pursuant to Section 4.9(b) and Article 6, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, Proceeding, hearing or other forum.

8.10	Time of the Essence

Time is of the essence in this Agreement.

8.11	Expenses and Payments

(a)	Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the Arrangement are to be paid by the Party incurring such expenses.

(b)	Any money to be paid by any Party to any other Party under this Agreement shall, unless otherwise specified in this Agreement or agreed to by the recipient, be paid by wire transfer of immediately available funds to an account specified by the recipient.

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8.12	Further Assurances

Each Party will, at the request of another Party, execute and deliver such further documents and instruments and perform or cause to be performed such other acts and things as may be reasonably required to give effect to, and carry out the intent of, this Agreement and, if the Arrangement becomes effective, to document or evidence the transactions or events set out in the Plan of Arrangement.

8.13	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

8.14	Language

The Parties confirm their express wish that this Agreement and all related documents be drafted in the English language. Les Parties confirment leur volonté expresse que la présente convention et tous les documents s’y rattachant soient rédigés en langue anglaise.

(The remainder of this page is intentionally left blank; signature page follows.)

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IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

INTERMAP TECHNOLOGIES CORPORATION

Per:	(signed) “Patrick A. Blott”
Name: Patrick A. Blott
Title: Chairman and Chief Executive Officer
PCI GEOMATICS GROUP INC.

Per:	(signed) “June McAlarey”
Name: June McAlarey
Title: President and CEO

GRENADIER INVESTMENTS LIMITED

Per:	(signed) “Sandra Moses Medcof”
Name: Sandra Moses Medcof
Title: Authorized Signatory

(Signature Page for Arrangement Agreement)

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Appendix A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions. In this Plan of Arrangement, unless otherwise indicated, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

(a)	“Accounting Firm” means a nationally recognized independent accounting firm upon which the Purchaser and the Shareholders’ Representative shall reasonably agree.

(b)	“Adjustment Escrow Amount” means $150,000.

(c)	“Adjustment Escrow Fund” means the Adjustment Escrow Amount held in escrow under the Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

(d)	“Arrangement”, “herein”, “hereof”, “hereunder” and similar expressions mean and refer to the arrangement under section 192 of the CBCA on the terms set out in this Plan of Arrangement, subject to any amendments or variations made to this Plan of Arrangement in accordance with the terms of the Arrangement Agreement and Article 9 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

(e)	“Arrangement Agreement” means the arrangement agreement dated July 28, 2026 among the Purchaser, the Company and Grenadier Investments Limited with respect to the Arrangement (including the appendixes thereto) as amended, restated, replaced or supplemented from time to time in accordance with its terms.

(f)	“Arrangement Resolution” means the resolution of the Shareholders approving this Plan of Arrangement at the Company Meeting.

(g)	“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by section 192(6) of the CBCA to be sent to the Director after the Final Order is made.

(h)	“Business Day” means a day on which commercial banks are open for business in Toronto, Ontario and Calgary, Alberta but excludes:

(i)	a Saturday, Sunday or any other statutory or civic holiday in Toronto, Ontario or Calgary, Alberta; and

(ii)	any such day on which commercial banks are generally required or authorized to be closed in Toronto, Ontario or Calgary, Alberta.

(i)	“CBCA” means the Canada Business Corporations Act.

(j)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement.

(k)	“Class X Common Shares” means the new class of common shares in the capital of the Company created pursuant to this Plan of Arrangement and having the rights, restrictions and conditions set out in Exhibit A to this Plan of Arrangement.

(l)	“Closing Indebtedness” means the Indebtedness as of the closing of the Arrangement contemplated by the Final Order but excluding all obligations and indebtedness under the SADI Agreement.

(m)	“Closing Payment” means (i) the Estimated Consideration, minus (ii) the Dissent Value, if applicable, minus (iii) the Option Loan Amount, if applicable, minus (iv) the Escrow Amounts.

(n)	“Common Share Capital Dividend” means the deemed dividend for purposes of the Tax Act resulting from the addition of the Common Share Stated Capital Amount in accordance with Section 3.1(d), which deemed dividend shall be elected as a capital dividend for purposes of the Tax Act as approved by resolution of the directors of the Company passed prior to the Effective Time.

(o)	“Common Share Stated Capital Amount” means the amount to be added to the stated capital account maintained by the Company pursuant to the CBCA for the Common Shares, as determined in accordance with the Arrangement Agreement and approved by the Shareholders at the Company Meeting.

(p)	“Common Shares” means common shares in the capital of the Company other than the Class X Common Shares.

(q)	“Company” means PCI Geomatics Group Inc.

(r)	“Company Articles” means the articles of incorporation of the Company dated November 1, 1996, as amended by the articles of amendment of the Company dated November 26, 2007.

(s)	“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, sent to the Shareholders and such other persons as required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

(t)	“Company Meeting” means the special meeting of the Shareholders including any adjournment or postponement of such meeting in accordance with the terms of the Arrangement Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

(u)	“Company Shares” means the Common Shares, the Series B Preferred Shares and the Special Shares.

(v)	“Company Subsidiaries” means PCI Geomatics USA Inc., PCI Geomatics Enterprises Inc., PCI Geomatics Enterprises UK Ltd. and PCI Geomatics Enterprises (Scotland) Ltd.

(w)	“Consideration” means (i) $11,000,000, minus (ii) the Closing Indebtedness, minus (iii) the Transaction Expenses.

(x)	“Contracts” means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which the Company or any Company Subsidiary is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

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(y)	“Court” means the Ontario Superior Court of Justice (Commercial List).

(z)	“Depositary” means Odyssey Trust Company, as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser.

(aa)	“Depositary Agreement” means the depositary agreement among the Purchaser, the Shareholders’ Representative and the Depositary, entered into on the Effective Date.

(bb)	“Director” means the Director under the CBCA.

(cc)	“Dissent Calculation Amount” means (i) the Total Common Share Amount, minus (ii) the Total Common Share Portion of the Escrow Amounts.

(dd)	“Dissent Payment Amount” means the amount obtained by multiplying (a) the Per Share Portion of the Total Common Share Portion of the relevant aggregate amount deposited with the Depositary for distribution by (b) the total number of Dissenting Shares.

(ee)	“Dissent Rights” has the meaning specified in Section 4.1.

(ff)	“Dissent Value” means the amount obtained by (a) multiplying (i) the Dissent Calculation Amount by (ii) the total number of Dissenting Shares, and (b) dividing by the total number of Common Shares outstanding immediately prior to the Effective Time, including Dissenting Shares and Common Shares issuable under Stock Options, to the extent exercised, and excluding Purchaser Common Shares.

(gg)	“Dissenting Shareholder” means a registered Shareholder who validly exercises its Dissent Rights in strict compliance with Article 4, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time.

(hh)	“Dissenting Shares” means the Company Shares held by Dissenting Shareholders at the Effective Time.

(ii)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(jj)	“Effective Time” means 8:00 a.m. (Toronto time) on the Effective Date, or such other time as specified in writing by the Purchaser and the Company.

(kk)	“Enterprises” means PCI Geomatics Enterprises Inc.

(ll)	“Enterprises Capital Dividend” means the deemed dividend for purposes of the Tax Act resulting from the addition of the Enterprises Stated Capital Amount in accordance with Section 3.1(c), which deemed dividend shall be elected as a capital dividend for purposes of the Tax Act as approved by resolution of the directors of Enterprises passed prior to the Effective Time.

(mm)	“Enterprises Shares” means the common shares in the capital of Enterprises.

(nn)	“Enterprises Stated Capital Amount” means the amount to be added to the stated capital account maintained by Enterprises pursuant to the CBCA for the Enterprises Shares, as approved by the Company, as the sole shareholder of Enterprises, by special resolution passed on the Effective Date and prior to the Effective Time.

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(oo)	“Escrow Agent” means Odyssey Trust Company, as escrow agent, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser.

(pp)	“Escrow Agreement” means the escrow agreement among the Purchaser, the Shareholders’ Representative and the Escrow Agent, entered into on the Effective Date.

(qq)	“Escrow Amounts” means the (i) Adjustment Escrow Amount, plus (ii) the Indemnity Escrow Amount, plus (iii) the Shareholders’ Representative Escrow Amount.

(rr)	“Estimated Consideration” means the estimate of the Consideration as contemplated in Section 2.9 of the Arrangement Agreement.

(ss)	“Final Order” means the final order of the Court under section 192(4)(e) of the CBCA approving the Arrangement, as such order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably.

(tt)	“GAAP” means accounting standards for private enterprises in Canada as set out in the CPA Canada Handbook at the relevant time.

(uu)	“Governmental Authority” means:

(i)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(ii)	any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(iii)	any stock exchange.

(vv)	“Indebtedness” means, in respect of the Company and each Company Subsidiary, as of any applicable time of determination, without duplication and on a consolidated basis, the following: (i) all indebtedness for borrowed money (including all amounts required to be paid to retire, satisfy or otherwise fully discharge the obligations of the Company and each Company Subsidiary under any debt instruments as of the applicable time (or as of the first date thereafter on which such corporation is permitted to do so in accordance with the terms of the documents governing such debt instruments)); (ii) all liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, including any shareholder loans; (iii) all liabilities under or in connection with letters of credit or bankers’ acceptances or similar items; (iv) all liabilities for deferred purchase price of property or services and all deferred purchase price liabilities related to past acquisitions, whether contingent or otherwise (including any “earn-out” or similar payments or obligations at the maximum amount payable in respect thereof); (v) all liabilities arising from cash/book overdrafts; (vi) all unpaid severance or termination obligations (including all unpaid bonuses, if any), including all employer Taxes related to such obligations, all accrued but unpaid vacation pay, and the amount of all bonuses or other incentive compensation that have been or should have been accrued or are earned and unpaid for, or payable to, or for the benefit of, the directors, managers, officers, employees or consultants of the Company or any Company Subsidiary, including all employer Taxes related to any such bonuses or other incentive compensation; (vii) all liabilities under capitalized leases or leases that in accordance with GAAP are or will be required to be capitalized; (viii) all liabilities under conditional sale or other title retention agreements; and (ix) any net settlement amount in favor of any third party to any interest rate or other hedging agreement.

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(ww)	“Indemnity Escrow Amount” means $1,100,000.

(xx)	“Indemnity Escrow Fund” means the Indemnity Escrow Amount held in escrow under the Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

(yy)	“Interim Order” means the interim order of the Court under section 192(4) of the CBCA, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably.

(zz)	“Laflamme Option” means Louis Laflamme’s option to purchase 233,000 Common Shares at an exercise price of $0.01 per Common Share.

(aaa)	“Letter of Transmittal” means the letter of transmittal sent by the Company to Shareholders (other than the Purchaser) to surrender the certificates representing or formerly representing their Company Shares and to receive, on completion of the Arrangement, the consideration contemplated under this Plan of Arrangement.

(bbb)	“Lien” means:

(i)	any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

(ccc)	“Option Loan Amount” has the meaning given to it in Section 2.8(f) of the Arrangement Agreement.

(ddd)	“Per Common Share Closing Payment Consideration” means (a) the result of (i) the Closing Payment, minus (ii) the Special Share Closing Payment, divided by (b) the total number of Common Shares outstanding immediately prior to the Effective Time, including Common Shares issuable under Stock Options, to the extent exercised, but excluding Purchaser Common Shares and Dissenting Shares.

(eee)	“Per Dissent Share Portion” means the amount obtained by dividing the applicable amount by the total number of Dissenting Shares, if any.

(fff)	“Per Share Portion” means the amount obtained by dividing the applicable amount by the total number of Common Shares outstanding immediately prior to the Effective Time, including Common Shares issuable under Stock Options, to the extent exercised, but excluding Purchaser Common Shares.

(ggg)	“Per Special Share Closing Payment Consideration” means (a) the result of (i) the Special Share Closing Payment, divided by (b) the total number of Special Shares outstanding immediately prior to the Effective Time.

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(hhh)	“Per Special Share Portion” means the amount obtained by dividing the applicable amount by the total number of Special Shares outstanding immediately prior to the Effective Time.

(iii)	“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

(jjj)	“Plan of Arrangement” means this plan of arrangement under section 192 of the CBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Article 9 hereof or made at the direction of the Court in the Final Order and acceptable to the Purchaser and the Company, each acting reasonably.

(kkk)	“Pre-Closing Reorganization” has the meaning given to it in Section 4.12(a) of the Arrangement Agreement.

(lll)	“Pre-Closing Tax Returns” has the meaning given to it in Section 4.8(b) of the Arrangement Agreement.

(mmm)	“Purchaser” means Intermap Technologies Corporation.

(nnn)	“Purchaser Common Shares” means the Common Shares beneficially owned by the Purchaser (including its predecessor IITC Holdings Limited).

(ooo)	“SADI Agreement” means the Strategic Aerospace & Defense Initiative Agreement dated August 12, 2009 between the Company and the Minister of Industry of Canada, as amended on July 5, 2013, April 8, 2020, December 18, 2020 and December 7, 2023.

(ppp)	“Shareholder” means a registered or beneficial holder of Company Shares, as the context requires.

(qqq)	“Shareholders’ Representative” means Grenadier Investments Limited, in its capacity as the representative of the Shareholders (other than the Purchaser) as contemplated in the Arrangement Agreement.

(rrr)	“Shareholders’ Representative Escrow Agreement” means the escrow agreement between the Shareholders’ Representative and the Escrow Agent, entered into on the Effective Date.

(sss)	“Shareholders’ Representative Escrow Amount” means $50,000.

(ttt)	“Shareholders’ Representative Escrow Fund” means the Shareholders’ Representative Escrow Amount held in escrow under the Shareholders’ Representative Escrow Agreement, as increased by any earnings or decreased by any disbursements or losses on investments.

(uuu)	“Special Redemption Amount” means the “Special Redemption Amount” that a Special Share would be entitled to receive, in accordance with the provisions of the Special Shares in effect immediately before the Effective Time, if the Special Share were being redeemed by the Company on the Effective Date.

(vvv)	“Special Share Capital Dividend” means the deemed dividend for purposes of the Tax Act resulting from the addition of the Special Share Stated Capital Amount in accordance with Section 3.1(d), which deemed dividend shall be elected as a capital dividend for purposes of the Tax Act as approved by resolution of the directors of the Company passed prior to the Effective Time.

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(www)	“Special Share Closing Payment” means (i) the Total Special Redemption Amount, minus (ii) the Total Special Share Portion of the Escrow Amounts.

(xxx)	“Special Share Stated Capital Amount” means the amount to be added to the stated capital account maintained by the Company pursuant to the CBCA for the Special Shares, as determined in accordance with the Arrangement Agreement and approved by the Shareholders at the Company Meeting.

(yyy)	“Special Shares” means the special shares in the capital of the Company (not issuable in series).

(zzz)	“Stock Option Plan” means the stock option plan of the Company effective as of November 28, 2000, as amended from time to time.

(aaaa)	“Stock Options” means (i) the outstanding options to purchase Common Shares granted under the Stock Option Plan and (ii) the Laflamme Option.

(bbbb)	“Tail Policies” has the meaning given to it in Section 4.9(a) of the Arrangement Agreement.

(cccc)	“Tax Act” means the Income Tax Act (Canada).

(dddd)	“Taxes” includes:

(i)	any taxes, duties, assessments, imposts, fees, withholdings, levies and other similar charges imposed by any Governmental Authority and includes all interest, penalties, fines, additions to tax and other additional amounts imposed by any Governmental Authority, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, vacancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings and all other taxes and similar governmental charges of any kind imposed by any Governmental Authority;

(ii)	all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority on or in respect of amounts of the type described in clause (i) above or this clause (ii); and

(iii)	any liability for the payment of any amounts of the type described in clause (i) or (ii) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

(eeee)	“Total Common Share Amount” means (i) the Estimated Consideration, minus (ii) the Total Special Redemption Amount.

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(ffff)	“Total Common Share Portion” means the amount obtained by multiplying the applicable amount by the fraction A / B, where:

(i)	A is the Total Common Share Amount; and

(ii)	B is the Estimated Consideration.

(gggg)	“Total Special Redemption Amount” means the amount obtained by multiplying the Special Redemption Amount by the number of Special Shares transferred under Section 3.1(g).

(hhhh)	“Total Special Share Portion” means the amount obtained by multiplying the applicable amount by the fraction A / B, where:

(i)	A is the Total Special Redemption Amount; and

(ii)	B is the Estimated Consideration.

(iv)	“Transaction Expenses” means all fees, costs and expenses incurred, accrued or to be paid by the Company or any Company Subsidiary in connection with the transactions contemplated in the Arrangement Agreement, or any alternative transaction that was contemplated by any of them before entering into the Arrangement Agreement, including:

(i)	fees and disbursements of counsel, financial advisors, consultants and accountants (including all amounts payable to Blake, Cassels & Graydon LLP and KPMG LLP);

(ii)	all change of control, severance, termination, retention or similar bonuses, benefits or payments payable or owing to any officer, director, manager, member or employee of the Company or any Company Subsidiary or to any Governmental Authority or any other Person that arise before or on the Effective Date due to the transactions contemplated by the Arrangement Agreement, other than the change of control payments, if any, due to June McAlarey (in her role as Chief Executive Officer of the Company);

(iii)	any payroll Taxes payable by the Company or any Company Subsidiary in connection with any consideration payable under (ii) above or in connection with the exercise of any Stock Options before the Effective Time;

(iv)	any fees, costs or expenses associated with obtaining the release and termination of any Liens;

(v)	all fees, costs and expenses incurred in connection with calling and holding the Company Meeting (including printing and mailing, sending, filing or otherwise disseminating the Company Circular) and obtaining the Interim Order and the Final Order;

(vi)	50% of the fees and expenses of the Accounting Firm as contemplated under Section 2.11 of the Arrangement Agreement;

(vii)	50% of the fees, costs and expenses incurred in connection with the Escrow Agreement;

(viii)	50% of the fees, costs and expenses incurred in connection with the Depositary Agreement;

(ix)	the reasonable cost of preparation of the Pre-Closing Tax Returns;

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(x)	100% of the fees, costs and expenses incurred in connection with the Tail Policies;

(xi)	100% of the fees, costs and expenses incurred in connection with the Shareholders’ Representative Escrow Agreement;

(xii)	100% of the fees, costs and expenses incurred in connection with the Pre-Closing Reorganization; and

(xiii)	any fees, costs and expenses that are incurred and payable by the Company or any Company Subsidiary to third parties before or at the Effective Time in connection with any third party consents under any Contracts to be obtained in connection with the transactions contemplated by the Arrangement Agreement, in each case, excluding:

(A)	fees, costs and expenses not otherwise expressly contemplated in the Arrangement Agreement that are incurred, implemented or become payable, in each case, solely pursuant to actions taken or arrangements implemented by the Purchaser, or after the Effective Time, the Company or any Company Subsidiary;

(B)	fees, costs and expenses that are paid before the Effective Time;

(C)	fees, costs and expenses otherwise included in Closing Indebtedness; and

(D)	all costs and expenses that the Purchaser explicitly agreed to pay under the Arrangement Agreement, including 50% of the fees and expenses of the Accounting Firm as contemplated under Section 2.11 of the Arrangement Agreement and 50% of the fees, costs and expenses incurred in connection with each of the Escrow Agreement and the Depositary Agreement.

1.2	Headings, etc. The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Articles and Sections. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Gender and Number. Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5	Currency. Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6	Non-Business Days. In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.7	Statutes. References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

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1.8	Including. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1	This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on the Company, Enterprises, the Purchaser, all Shareholders (including Dissenting Shareholders), the Depositary, the Escrow Agent, the Shareholders’ Representative and all other Persons.

2.3	The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur in the order set out below without any further act or formality, effective at five-minute intervals (in each case, except as otherwise provided in this Plan of Arrangement).

(a)	Amendment to Company Articles. The Company Articles will be amended to create and authorize the issuance of (in addition to the shares it is authorized to issue immediately before such amendment) an unlimited number of Class X Common Shares with the rights, privileges, restrictions and conditions set out in Exhibit A to this Plan of Arrangement.

(b)	Purchaser Share Exchange. Each Purchaser Common Share outstanding immediately before the Effective Time will be exchanged for one Class X Common Share and in respect of such transaction:

(i)	the only consideration the Purchaser will receive for the disposition of the Purchaser Common Shares will be the applicable Class X Common Shares;

(ii)	the Class X Common Shares issued in exchange for each Purchaser Common Share will be registered in the name of the Purchaser; and

(iii)	the Purchaser Common Shares so exchanged will be cancelled;

(c)	Increase in Stated Capital of Enterprises Shares. The stated capital account maintained by Enterprises pursuant to the CBCA for the Enterprises Shares will be, and will be deemed to be, increased by the Enterprises Stated Capital Amount, without any further act or formality and without the issuance of any additional shares of Enterprises, and in respect of the Enterprises Capital Dividend:

(i)	Enterprises has filed, or will file, in the prescribed form and within the time allowed by Reg. 2101 of the Tax Act, a capital dividend election to characterize the dividend; and

(ii)	to be a capital dividend to the Company pursuant to subsection 83(2) of the Tax Act.

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(d)	Increase in Stated Capital of Common Shares and Special Shares. The respective stated capital accounts maintained by the Company pursuant to the CBCA for the Common Shares and the Special Shares will be, and will be deemed to be, increased by an amount equal to the Common Share Stated Capital Amount and the Special Share Stated Capital Amount, respectively, without any further act or formality and without the issuance of any additional shares of the Company, and in respect thereof:

(i)	the Common Share Stated Capital Amount will be allocated pro rata among the holders of the Common Shares and the Special Share Stated Capital Amount will be allocated pro rata among the holders of the Special Shares; and

(ii)	the Company has filed, or will file, in the prescribed form and within the time allowed by Reg. 2101 of the Tax Act, a capital dividend election to characterize the Common Share Capital Dividend and the Special Share Capital Dividend to be a capital dividend to each holder of Common Shares and each holder of Special Shares to the extent of each such holder’s share of the Common Share Stated Capital Amount or Special Share Stated Capital Amount, as applicable, pursuant to subsection 83(2) of the Tax Act.

(e)	Termination of Shareholders’ Agreement. The shareholder agreement among the Company and the other parties thereto dated July 1, 2021 (including any amending or supplemental agreements thereto) shall terminate and cease to have any further force or effect, and any and all rights and obligations of the parties thereto shall be terminated.

(f)	Dissenting Shares. The Company Shares held by Dissenting Shareholders shall be deemed to be, without any further act or formality by the holders thereof, transferred to the Purchaser (free and clear of all Liens), and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid the amount set out in Article 4;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the registers of Company Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Company Shares (free and clear of all Liens) and shall be entered into the applicable registers of Company Shares maintained by or on behalf of the Company.

(g)	Special Shares. Each Special Share shall be and shall be deemed to be, without any further act or formality by or on behalf of the holder thereof, transferred to the Purchaser (free and clear of all Liens) in exchange for the amounts, payable at the times, contemplated in Article 6, and upon such transfer:

(i)	the holders of such Special Shares shall cease to be the holders thereof and to have any rights as holders of such Special Shares other than the right to receive the consideration for each such Special Share in accordance with the Arrangement Agreement and this Plan of Arrangement;

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(ii)	such holders’ names shall, in respect of the Special Shares, be removed from the register of Special Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Special Shares (free and clear of all Liens) and shall, in respect of such Special Shares, be entered into the register of the Special Shares maintained by or on behalf of the Company.

(h)	Common Shares. Each Common Share held by a Shareholder (other than Dissenting Shares) shall be and shall be deemed to be, without any further act or formality on behalf of the holder thereof, transferred to the Purchaser (free and clear of all Liens) in exchange for the amounts, payable at the times, contemplated in Article 6, and upon such transfer:

(i)	the holders of such Common Shares shall cease to be the holders thereof and to have any rights as holders of such Common Shares other than the right to receive the consideration for each such Common Share in accordance with the Arrangement Agreement and this Plan of Arrangement;

(ii)	such holders’ names shall, in respect of the Common Shares, be removed from the register of Common Shares maintained by or on behalf of the Company; and

(iii)	the Purchaser shall be deemed to be the transferee of such Common Shares (free and clear of all Liens) and shall, in respect of such Common Shares, be entered into the register of the Common Shares maintained by or on behalf of the Company.

3.2	With respect to the acquisition of Special Shares effected pursuant to Section 3.1(g) and the acquisition of Common Shares pursuant to Section 3.1(h):

(a)	each holder of Special Shares shall receive, in respect of each Special Share held, the amounts, payable at the times, contemplated in Article 6, subject to Sections 7.6 and 8.1;

(b)	each holder of Common Shares (other than the Purchaser or Dissenting Shareholders) shall receive, in respect of each Common Share held, the amounts, payable at the times, contemplated in Article 6, subject to Sections 7.6 and 8.1; and

(c)	any Letter of Transmittal, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Shareholder.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1	Each registered holder of Common Shares or Special Shares may exercise dissent rights with respect to the Company Shares held by such registered Shareholder in connection with the Arrangement pursuant to and in the manner set out in section 190 of the CBCA, as modified by the Interim Order and this Article 4 (the “Dissent Rights”). Dissenting Shareholders shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser free and clear of all Liens as provided in Section 3.1 and if they:

(a)	are ultimately entitled to be paid fair value for their Company Shares shall: (i) be deemed not to have participated in the transactions in Section 3.1, other than the transaction in Section 3.1(a); (ii) be entitled to be paid an amount equal to such fair value by the Purchaser; and (iii) not be entitled to any other payment or consideration, including any payment under the Arrangement Agreement, the Escrow Agreement or the Shareholders’ Representative Escrow Agreement or that would otherwise be payable under this Plan of Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of such Company Shares; or

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(b)	are ultimately not entitled, for any reason, to be paid fair value for their Company Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a Shareholder who did not exercise its Dissent Rights, provided that, in respect of each Common Share and despite anything to the contrary in Section 3.1(h), each such Dissenting Shareholder shall be entitled to receive:

(i)	at the time the Dissenting Shareholder is deemed to participate in the Arrangement pursuant to this Section 4.1(b), the Per Dissent Share Portion of the Dissent Value; and

(ii)	at the time of each release of a Dissent Payment Amount to the Purchaser under Section 6.6 (or at the time the Dissenting Shareholder is deemed to participate in the Arrangement pursuant to this Section 4.1(b), if later), the Per Dissent Share Portion of the Dissent Payment Amount,

and such Dissenting Shareholder shall not be entitled to any other payment or consideration, including any payment under the Arrangement Agreement, the Escrow Agreement or the Shareholders’ Representative Escrow Agreement or that would otherwise be payable under this Plan of Arrangement had such Dissenting Shareholder not exercised its Dissent Rights.

4.2	The fair value of the Company Shares for the purposes of Section 4.1(a) shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Shareholders.

4.3	In no event shall the Purchaser or the Company be required to recognize any Dissenting Shareholder as a holder of Company Shares after the Effective Time and the names of such holders shall be removed from the register of holders of Company Shares as at the Effective Time.

4.4	In addition to any other restrictions in section 190 of the CBCA, any Person who has voted (including by way of instructing a proxy holder to vote) their Company Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. A Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Company Shares.

4.5	Despite section 190(5) of the CBCA, the written notice setting out such registered Shareholder’s objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Toronto time) on the second Business Day immediately before the date of the Company Meeting (as adjourned or postponed).

ARTICLE 5

DEPOSIT OF CONSIDERATION

5.1	The Purchaser shall, prior to the filing by the Company of the Articles of Arrangement with the Director:

(a)	deposit the Closing Payment with the Depositary; and

(b)	deposit the Escrow Amounts with the Escrow Agent pursuant to and in accordance with the Escrow Agreement and the Shareholders’ Representative Escrow Agreement, as applicable.

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ARTICLE 6

ESCROW AND PAYMENTS

6.1	For the purposes of Section 3.1(g), the amounts in respect of each Special Share shall be:

(a)	at the Effective Time, the Per Special Share Closing Payment Consideration;

(b)	upon release to the Depositary of an amount for distribution to the Shareholders as contemplated by Section 6.3, the Per Special Share Portion of the Total Special Share Portion of such amount; and

(c)	upon release to the Depositary of an amount for distribution to the Shareholders as contemplated by Section 6.4, the Per Special Share Portion of the Total Special Share Portion of such amount.

6.2	For the purposes of Section 3.1(h), the amounts in respect of each Common Share (other than Dissenting Shares) shall be:

(a)	at the Effective Time, the Per Common Share Closing Payment Consideration;

(b)	upon release to the Depositary of an amount for distribution to the Shareholders as contemplated by Section 6.3, the Per Share Portion of the Total Common Share Portion of such amount; and

(c)	upon release to the Depositary of an amount for distribution to the Shareholders as contemplated by Section 6.4, the Per Share Portion of the Total Common Share Portion of such amount.

6.3	The Adjustment Escrow Fund (or applicable portion thereof) shall be released by the Escrow Agent to the Depositary for distribution to the Shareholders, and any amount payable by the Purchaser due to a difference between the Estimated Consideration and the Consideration shall be paid by the Purchaser to the Depositary for distribution to the Shareholders, as contemplated in Section 2.11 of the Arrangement Agreement.

6.4	The Indemnity Escrow Fund (or applicable portion thereof) shall be released by the Escrow Agent to the Depositary for distribution to the Shareholders as contemplated in Article 6 of the Arrangement Agreement.

6.5	The Shareholders’ Representative Escrow Fund (or applicable portion thereof) shall be released by the Escrow Agent to the Depositary for distribution to the Shareholders as contemplated in Section 8.1 of the Arrangement Agreement.

6.6	Upon any distribution by the Depositary to the Shareholders of an amount under this Article 6, the Depositary shall release the Dissent Payment Amount to the Purchaser. The Purchaser shall, upon any Dissenting Shareholder becoming entitled to a payment under Section 4.1(b), deposit such payment with the Depositary for distribution to such Dissenting Shareholder, unless otherwise agreed between the Purchaser and the Dissenting Shareholder.

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ARTICLE 7

CERTIFICATES AND RIGHTS

7.1	Surrender of Certificates. Upon surrender to the Depositary of a certificate that immediately before the Effective Time represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(g) or 3.1(h), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Company Shares that were represented by such certificate shall be entitled to receive in exchange therefor, at the times contemplated under this Plan of Arrangement, the payments that such holder has the right to receive under the Arrangement Agreement and this Plan of Arrangement, without interest, less any amounts withheld under Section 8.1, and any certificate so surrendered shall forthwith be cancelled.

7.2	Payments by Depositary. As soon as practicable after the deposit of funds with the Depositary for distribution to Shareholders (or after the Effective Time, if later), the Depositary shall cause payment to be made to a Person entitled, under Section 7.1, to receipt of such funds, in the manner contemplated in the Letter of Transmittal. The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

7.3	Rights of Holders. Each certificate that immediately before the Effective Time represented Company Shares (other than Company Shares held by the Purchaser) shall be deemed after the Effective Time to represent only the right to receive the aggregate consideration to which such former holder is entitled under the Arrangement Agreement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, the fair market value or consideration set out in Article 4. No such holder shall be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

7.4	Lost Certificates. If any certificate that immediately before the Effective Time represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(g) or 3.1(h) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled under the Arrangement Agreement and this Plan of Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser and the Depositary, in form and substance satisfactory to the Purchaser and the Depositary, or shall otherwise indemnify the Purchaser, the Company and the Depositary, to the reasonable satisfaction of the Purchaser and the Depositary, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

7.5	Termination of Rights. Any certificate formerly representing Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(g) or 3.1(h) that is not deposited with all other documents as required by this Plan of Arrangement and the Letter of Transmittal on or before the last Business Day before the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Company Shares to receive the cash payments that the holder is entitled pursuant to the Arrangement Agreement and this Plan of Arrangement. In such case, the cash that the holder is entitled pursuant to the Arrangement Agreement and this Plan of Arrangement shall be returned by the Depositary to the Purchaser.

7.6	Rounding Consideration. Despite anything to the contrary herein, if the aggregate cash amount to which a Shareholder is entitled herein would otherwise include a fraction of $0.01, then the aggregate cash amount that such Shareholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

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7.7	Shareholders’ Representative. The Shareholders’ Representative is irrevocably constituted and appointed the exclusive and lawful agent, proxy and attorney in fact for the Shareholders (other than the Shareholders who exercise Dissent Rights and other than the Purchaser) with respect to all matters under the Arrangement Agreement, this Plan of Arrangement, the Escrow Agreement, the Shareholders’ Representative Escrow Agreement and the Depositary Agreement, including to act for and on behalf of the Shareholders (other than the Purchaser) in connection with all matters specified under the Arrangement Agreement. The provisions of this Section 7.7 shall continue to apply to a Person after that Person ceases to be a Shareholder under Article 3.

ARTICLE 8

WITHHOLDINGS AND PARAMOUNTCY

8.1	Withholdings. Each of the Purchaser, the Company, the Depositary and any other Person that makes a payment under the Arrangement Agreement, the Escrow Agreement, the Shareholders’ Representative Escrow Agreement, the Depositary Agreement or this Plan of Arrangement shall be entitled to deduct and withhold from any amount otherwise payable, including from any amount payable to any Dissenting Shareholder, such amounts as the Purchaser, the Company, the Depositary or such other Person is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of any Law and remit such deduction and withholding amount to the appropriate Tax Authority. To the extent that such amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be deemed for all purposes of this Plan of Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

8.2	Paramountcy. From and after the Effective Time:

(a)	the obligations of the Company, the Purchaser, the Depositary and any trustee, transfer agent or other depositary, related to Company Shares issued or outstanding prior to the Effective Time (other than Company Shares held by the Purchaser), shall be solely as provided for in the Arrangement Agreement and this Plan of Arrangement; and

(b)	the rights of the Shareholders (including Dissenting Shareholders but excluding the Purchaser) against the Company, the Purchaser, the Depositary and any trustee, transfer agent or other depositary, related to Company Shares issued or outstanding prior to the Effective Time, shall be solely as provided for in the Arrangement Agreement and this Plan of Arrangement, and all other actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) shall be deemed to have been settled, compromised, released and determined without liability except as set forth in the Arrangement Agreement and this Plan of Arrangement.

ARTICLE 9

AMENDMENTS

9.1	The Purchaser and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by both the Purchaser and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court; and (iv) communicated to the Shareholders if and as required by the Court.

9.2	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser or the Company at any time prior to or at the Company Meeting (provided that both the Purchaser and the Company shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

9.3	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting and prior to the Effective Time shall be effective only: (i) if it is consented to in writing by each of the Purchaser and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by Shareholders, voting in the manner directed by the Court.

9.4	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares.

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EXHIBIT A

Subject to the requirements of the CBCA, the following are the rights, privileges, restrictions and conditions attached to the Class X Common Shares:

(1)	Designation

Such unlimited number of Class X common shares without nominal or par value are designated, as a class, as “Class X Common Shares.”

(2)	Voting Rights

The holders of Class X Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall be entitled to 1.000000001 votes per Class X Common Share held.

(3)	Dividends

Subject to the prior rights of the holders of Special Shares, First Preferred Shares (and each series thereof) and Second Preferred Shares (and each series thereof) and any other shares in the capital of the Company ranking in priority to the Class X Common Shares, the holders of Class X Common Shares shall be entitled to receive and the Company shall pay thereon, as and when declared by the Board of Directors of the Company, dividends out of the monies of the Company properly applicable to the payment of dividends.

(4)	Rights on Liquidation, etc.

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company amongst its shareholders for the purpose of winding-up its affairs, subject to the priority of the holders of Special Shares, First Preferred Shares (and each series thereof), Second Preferred Shares (and each series thereof) and any other shares in the capital of the Company ranking in priority to the Class X Common Shares, the holders of the Class X Common Shares shall be entitled to receive the remaining property and assets of the Company, pro rata, with the holders of any other classes of common shares.

Appendix B

ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement ("Arrangement") under section 192 of the Canada Business Corporations Act, RSC 1985, c C-44 (the "CBCA") involving Intermap Technologies Corporation ("Intermap"), PCI Geomatics Group Inc. ("PCI") and the shareholders of PCI (the "PCI Shareholders"), as more particularly described and set forth in the management information circular and proxy statement of PCI accompanying the notice of meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the "Plan of Arrangement") involving Intermap, PCI and the PCI Shareholders, the full text of which is set out as Appendix A to the arrangement agreement dated July 28, 2026 among Intermap, PCI and Grenadier Investments Limited (the "Arrangement Agreement"), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	Notwithstanding that the foregoing resolutions have been passed by the PCI Shareholders or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of PCI are hereby authorized and empowered without further notice to or approval of the PCI Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.	Any one director or officer of PCI be and is hereby authorized and directed for and on behalf of PCI to execute, under the corporate seal of PCI or otherwise, and to deliver to the Director under the CBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

5.	Any one director or officer of PCI be and is hereby authorized and directed for and on behalf of PCI to execute, under the corporate seal of PCI or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

1	Incorporation and Corporate Power

The Company is a corporation formed, organized and existing under the laws of Canada and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement.

2	Incorporation and Corporate Power of Company Subsidiaries

Each of the Company Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, under the laws of the jurisdiction of its incorporation or organization and has the corporate power and capacity to carry on its business as now conducted and to own, lease and operate its assets and properties.

3	Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement:

(a)	have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement other than the approval of the Arrangement Resolution by the Shareholders, the Interim Order and the Final Order; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the Company’s or any Company Subsidiary’s constating documents, shareholders’ agreements or by-laws or resolutions of its board of directors or shareholders.

4	No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	result in a material breach or a violation of, conflict with, or cause the termination or revocation of, any Authorization held by the Company or any Company Subsidiary or necessary to the ownership of the Company Shares, the use of the assets of the Company or any of the Company Subsidiaries or the operation of their business;

(b)	result in or require the creation of any Lien upon any of the Company Shares or any of the properties or assets of the Company or any of the Company Subsidiaries;

(c)	result in a material breach or a violation of, or conflict with, any Order applicable to the Company or any Company Subsidiary; or

(d)	result in a material breach or a violation of, or conflict with, any Law applicable to the Company or any Company Subsidiary.

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5	Regulatory Approvals

The execution and delivery of this Agreement by the Company, the performance of its and each Company Subsidiary’s obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Company or any of the Company Subsidiaries other than:

(a)	the Interim Order and the Final Order;

(b)	the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement; and

(c)	the SADI Consent.

6	No Conflict with Contracts

The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	result in a breach or a violation of, or conflict with, any Material Contract, Employee Material Contract or Contract with respect to an Employee Plan; or

(b)	result in or give any Person the right to seek, or to cause:

(i)	the termination, cancellation, amendment or renegotiation of any Material Contract, Employee Material Contract or Contract with respect to an Employee Plan;

(ii)	the acceleration of any debt or other similar obligation of the Company; or

(iii)	the forfeiture or other loss, in whole or in part, of any benefit that would otherwise accrue to the Company or any of the Company Subsidiaries (including by triggering any right of first refusal or first offer, change in control provision or other restriction or limitation).

7	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity.

8	Capitalization

(a)	The authorized capital of the Company consists of:

(i)	an unlimited number of Common Shares;

(ii)	an unlimited number of special shares, issuable in series, designated as “First Preferred Shares”, of which there is a series of 250,000 shares designated as “Series A First Preferred Shares” and a series of 1,250,000 Series B First Preferred Shares;

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(iii)	an unlimited number of special shares, issuable in series, designated as “Second Preferred Shares”, of which there is a series of an unlimited number of shares designated as “Series A Second Preferred Shares” and a series of an unlimited number of shares designated as “Series B Second Preferred Shares”; and

(iv)	an unlimited number of Special Shares.

(b)	As of the date of this Agreement, there are 30,588,467 Common Shares, 1,200,000 Special Shares and 1,250,000 Series B First Preferred Shares issued and outstanding, all of which have been duly authorized and validly issued, in compliance with applicable Law, and are fully paid and non-assessable. Schedule 8 of the Company Disclosure Letter contains a complete and accurate list of the Shareholders with details regarding the number and type of Company Shares held by each.

(c)	As of the date of this Agreement, there are 1,823,748 Common Shares issuable upon the exercise of outstanding Stock Options and the Laflamme Option. Schedule 8 of the Company Disclosure Letter contains a complete and accurate list of the outstanding Stock Options and the Laflamme Option with details regarding the holders, the date of grant, the date of expiry, the exercise price and the vesting terms of such securities. All of the outstanding Stock Options and the Laflamme Option have been duly authorized by the board of directors of the Company and issued in compliance with applicable Law and, except for the Laflamme Option, in compliance with the terms of the Stock Option Plan.

(d)	The Company has provided the Purchaser with true and complete copies of the Stock Option Plan, the Laflamme Option and all related agreements under which any outstanding Stock Options have been granted or issued.

(e)	All outstanding Stock Options and the Laflamme Option have been recorded in the Company’s financial statements in accordance with GAAP.

(f)	Except for outstanding Stock Options and the Laflamme Option, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre- emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate the Company or any Company Subsidiary to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Company or any Company Subsidiary, or give any Person a right to subscribe for or acquire, any securities of the Company or any Company Subsidiary.

(g)	There are no outstanding contractual or other obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any securities of the Company or any Company Subsidiary or to qualify securities for public distribution in Canada, the United States or elsewhere.

(h)	Except as set out in the Audited Financial Statements, all dividends or distributions on the securities of the Company or any Company Subsidiary that have been declared or authorized have been paid in full.

9	Company Subsidiaries

(a)	A true and complete list of all of the Company Subsidiaries is set out in Schedule 9 of the Company Disclosure Letter, and the following information with respect to each Company Subsidiary is set out therein:

(i)	its name;

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(ii)	the number, type and percentage of each class of outstanding shares or other interests owned directly or indirectly by the Company; and

(iii)	its governing jurisdiction.

(b)	Other than the Company Subsidiaries, the Company has no direct or indirect subsidiaries nor does it own any direct or indirect equity or voting interest of any kind in any Person.

(c)	The Company owns all of the issued and outstanding shares of each of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens) and all of the issued and outstanding shares owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares, and no such shares have been issued in violation of any pre-emptive or similar rights.

(d)	There are no Contracts, arrangements or restrictions that require any Company Subsidiary to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

10	Qualification

The Company and each Company Subsidiary is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

11	Shareholders’ and Similar Agreements

The Company is not and none of the Company Subsidiaries are a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company or any Company Subsidiary, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any Company Subsidiary. To the knowledge of the Company, there are no irrevocable proxies or voting agreements with respect to any securities issued by the Company or any Company Subsidiary, other than the Voting Agreements.

12	Securities Law Matters.

(a)	The Company is not a reporting issuer (as defined in the Securities Act (Ontario)) and there is no published market for any of the Company Shares.

(b)	The Company does not have, nor is it required to have, any class of securities registered under the United States Securities Exchange Act of 1934, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to section 13(a) or section 15(d) of the United States Securities Exchange Act of 1934.

13	Corporate Records

The corporate minute books of the Company and each Company Subsidiary have been provided in the Data Room.

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14	Financial Statements

Except as set out in Schedule 14 of the Company Disclosure Letter, the Audited Financial Statements:

(a)	fairly present the assets, liabilities, sales, income, losses, retained earnings, accruals, reserves, adjustments, financial condition, results of operations and changes in financial position of the Company and the Company Subsidiaries as at the dates and for the periods specified in such statements, and there have been no changes in accounting methods, policies or practices of the Company or any of the Company Subsidiaries during such periods (except, in each case, as expressly set out in the notes to the Audited Financial Statements); and

(b)	were prepared in accordance with GAAP, consistently applied throughout the periods referred to therein (except as expressly set out in the notes thereto).

15	Books and Records and Internal Financial Controls

(a)	The financial books, records and accounts of the Company and each Company Subsidiary:

(i)	have been maintained, in all material respects, in accordance with applicable Law and GAAP;

(ii)	accurately and fairly reflect the material transactions, acquisitions and dispositions of the Company and each of the Company Subsidiaries; and

(iii)	accurately and fairly reflect the basis of the Audited Financial Statements.

(b)	The Company has designed disclosure controls and procedures so that material information relating to the Company and the Company Subsidiaries is made known to its management by Persons within the Company or the Company Subsidiaries. The Company has, in connection with the preparation of its financial statements, evaluated the Company’s internal controls and procedures to detect any deficiencies in their design or operation that could materially and adversely affect the Company’s ability to record, process, summarize and report financial data. No senior manager, officer or director of the Company or any Company Subsidiary nor, to the knowledge of the Company, the Company’s independent auditors has identified or been made aware of any fraud involving employees (including senior management) who prepare or review the financial statements (or any inputs to such financial statements) of the Company or any claim or allegation regarding same.

16	Working Capital and Cash

As at the Effective Date, (a) the amount of the working capital of the Company, determined on a consolidated basis in accordance with GAAP, is and will be sufficient in all material respects to conduct the business of the Company in the Ordinary Course, and (b) Cash shall not be less than $1,000,000.

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17	No Undisclosed Liabilities

There are no liabilities or obligations of the Company or any Company Subsidiary of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a)	disclosed in the audited consolidated financial statements of the Company as at and for the year ended November 30, 2025 (including any notes or schedules thereto);

(b)	that are current liabilities and obligations incurred in the Ordinary Course since November 30, 2025; or

(c)	reasonably incurred after November 30, 2025 in connection with this Agreement or the transactions contemplated under this Agreement.

18	Absence of Certain Changes or Events

Since November 30, 2025, other than the transactions contemplated in this Agreement, the business of the Company and each Company Subsidiary has been conducted in all material respects in the Ordinary Course and there has not occurred a Company Material Adverse Effect.

19	Related Party Transactions

There are no Contracts with any Related Parties, and neither the Company nor any Company Subsidiary is indebted to any Related Party (except for amounts due in the Ordinary Course as salaries, bonuses, directors’ fees or the reimbursement of Ordinary Course expenses). All Contracts with Related Parties have been entered into on an arm’s length basis (within the meaning of the Tax Act). Since November 30, 2025, there has been no repayment, forgiveness or other release of a debt owed by a Related Party to the Company or any Company Subsidiary or owed to a Related Party by the Company or any Company Subsidiary.

20	No Collateral Benefit

To the knowledge of the Company, no “related party” of the Company (as such term is defined in MI 61-101), together with its “associated entities” (as such term is defined in MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, Series B First Preferred Shares and Special Shares, respectively, except for related parties who: (i) will not receive a “collateral benefit” (as such term is defined in MI 61-101) as a consequence of the transactions contemplated by this Agreement; and (ii) are not parties to a “connected transaction” (within the meaning of MI 61-101) to the transaction contemplated by this Agreement.

21	Compliance with Law

Except as set out in Schedule 36 of the Company Disclosure Letter, the Company and each Company Subsidiary is conducting and has conducted its respective business in compliance with applicable Law. The Company is not and none of the Company Subsidiaries are under any investigation with respect to, have been convicted, charged or to the knowledge of the Company threatened to be charged with, or have received written notice of, any violation or potential violation of any Law from any Governmental Authority.

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22	Restrictions on Conduct of Business

The Company is not and no Company Subsidiary is a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization which purports to:

(a)	limit the manner or the location in which the Company or any Company Subsidiary may conduct any line of business;

(b)	limit any business practice of the Company or any Company Subsidiary; or

(c)	restrict any acquisition or disposition of any assets or property by the Company or any Company Subsidiary.

23	Business Authorizations

The Company and the Company Subsidiaries hold, possess or lawfully use in the operation of the Business, all material Authorizations that are necessary for them to conduct the Business or for the ownership and use of the property and assets used by the Company or any Company Subsidiary. A complete and accurate list of all such Authorizations is set out in Schedule 23 of the Company Disclosure Letter. Each such Authorization is valid, subsisting and in good standing, neither the Company nor any Company Subsidiary is in default or breach of any such Authorization and no Proceedings are pending or, to the knowledge of the Company, threatened to revoke or limit any such Authorization. All such Authorizations are renewable by their terms or in the Ordinary Course without the need for the Company or any Company Subsidiary to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees.

24	Sufficiency of and Title to Assets

(a)	The Company and the Company Subsidiaries hold all rights, assets and property necessary for the conduct of the Business after the Effective Time in substantially the same manner as it was conducted since November 20, 2025.

(b)	The Company and each Company Subsidiary has good and marketable title to all of the properties and assets (whether real, personal, movable, immovable or mixed and whether tangible or intangible) necessary to operate the Business including all the properties and assets reflected as being owned by the Company on the balance sheet forming part of the Audited Financial Statements or otherwise in the Books and Records. The Company and each Company Subsidiary has legal and beneficial ownership of its properties and assets free and clear of all Liens other than Permitted Liens. No other Person owns any assets that are being used in the Business except for the Leased Real Properties and personal or movable property leased to the Company or a Company Subsidiary.

25	No Options, etc.

No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from the Company or any Company Subsidiary of any of its assets other than pursuant to purchase orders for inventory sold in the Ordinary Course.

26	Condition of Assets

The tangible personal property and assets owned, leased or otherwise used by the Company and the Company Subsidiaries are in good operating condition having regard to their use and age, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put.

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27	Leases and Leased Real Property

(a)	The Company is not and no Company Subsidiary is a party to, or under any agreement to become a party to, any real or immovable property lease other than the Leases. Each Lease is in good standing, creates a good and valid leasehold estate in favour of the Company or any one or more of the Company Subsidiaries in the Leased Real Properties thereby demised and is in full force and effect. With respect to each Lease where the Company or any Company Subsidiary is a tenant:

(i)	there are no arrears of rents or additional rents;

(ii)	no waiver, indulgence or postponement of any obligations of the Company or any Company Subsidiary has been granted by the lessor;

(iii)	to the knowledge of the Company, there exists no material event of default or event, occurrence, condition or act (including the Arrangement) which, with the giving of notice, the passage of time or the happening of any other event or circumstance, would become a material default under the Lease or give rise to a right of amendment, cancellation or termination of the Lease or restrict the ability of the Company or any Company Subsidiary to exercise any of their rights as lessee thereunder, including any rights of renewal or first rights of refusal contained therein; and

(iv)	all of the covenants to be performed by the Company or the applicable Company Subsidiary under the Leases have been performed in all material respects;

(b)	Schedule 27 of the Company Disclosure Letter contains a complete and accurate list of all of the Leases and sets out, in respect of each Lease, the identity of the lessor and the tenant and a description of the leased premises (by municipal address). True, correct and complete copies of all Leases have been provided to the Purchaser.

(c)	The current use, operation or maintenance of the Leased Real Properties are adequate and suitable for the purpose of carrying on the Business and, to the knowledge of the Company, do not violate any applicable Law. To the knowledge of the Company, there is no plan, study, notice of intent or pending by-law which, if implemented, would change the zoning of any of the Leased Real Properties or adversely affect the ability of the Company or any Company Subsidiary to carry on the Business. To the knowledge of the Company, there are no outstanding work Orders from any Governmental Authority and there are no matters under discussion with or by the Company or any of the Company Subsidiaries relating to work Orders on or in respect of the Leased Real Properties.

28	Customers and Suppliers

Schedule 28 of the Company Disclosure Letter sets out a complete and accurate list of the 10 largest customers and eight largest suppliers of the Company and the Company Subsidiaries (taken as a whole) by dollar amount for the 12-month period ending April 30, 2026. Such list includes the value of the sales and purchases for each such customer and supplier during such time. To the knowledge of the Company, no material complaints on the level of service or quality of goods sold have been raised by any of these customers. Except as set out in Schedule 28 of the Company Disclosure Letter, no single customer of the Company or any Company Subsidiary accounted for sales in excess of 10% of the gross revenues of the Company (on a consolidated basis) for the 12-month period ending April 30, 2026. To the knowledge of the Company, as of the date hereof, no such customer or supplier has provided written notice to the Company of an intention to terminate or adversely modify or not renew its relationship with the Company or any Company Subsidiary.

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29	Material Contracts

(a)	Schedule 29 of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies of all Material Contracts as of the date hereof (including all amendments, assignments and supplements thereto) have been provided in the Data Room.

(b)	The Company and each Company Subsidiary, as applicable, has performed all of the obligations required to be performed by them and are entitled to all benefits under, and are not alleged to be in default or breach of, or to have violated, any Material Contract.

(c)	Each Material Contract is legal, valid and binding and in full force and effect, unamended, and is enforceable against the parties thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and to general principles of equity.

(d)	There exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of any Material Contract. Except as set out in Schedule 29 of the Company Disclosure Letter, no consent of, or notice to, any Person is required in order for the Purchaser to continue to have the full benefit of each Material Contract after the Effective Time.

(e)	Neither the Company nor any Company Subsidiary has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any Company Subsidiary and, to the knowledge of the Company, no such action has been threatened.

(f)	Neither the Company nor any Company Subsidiary has violated or breached any of the terms or conditions of any Material Contract to which any of them is a party or bound and, to the knowledge of the Company, all the covenants to be performed and the obligations to be fulfilled by any other party to such Contract have been fully performed and fulfilled in all respects.

30	Intellectual Property

(a)	Schedule 30 of the Company Disclosure Letter contains a complete and accurate list and, where appropriate, a description of:

(i)	all of the material IP Rights owned or used by the Company or any Company Subsidiary; and

(ii)	all material licences to which Company or any Company Subsidiary is a party, either as licensee or licensor, with respect to IP Rights.

(b)	The Company is, or one or more of the Company Subsidiaries are, the exclusive owners of all right, title and interest in and to, or possesses the right to use, the IP Rights listed as IP Rights of the Company in Schedule 30 of the Company Disclosure Letter, free and clear of all Liens other than Permitted Liens. Except for non-exclusive licences granted in the Ordinary Course, the Company has not, and none of the Company Subsidiaries has, assigned, licenced or otherwise conveyed any of their IP Rights. The Company is not, and none of the Company Subsidiaries is, bound by, and no IP Rights owned by the Company or any Company Subsidiary are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any Company Subsidiary to use, exploit, assert, or enforce any IP Rights owned by the Company or any Company Subsidiary anywhere in the world.

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(c)	The IP Rights owned by the Company and each Company Subsidiary are in full force and effect and have not been used, not used, enforced or not enforced in a manner that could result in their abandonment, cancellation or unenforceability. There is no claim existing or, to the knowledge of the Company, threatened alleging adverse ownership, invalidity or other opposition to, or any conflict with, any IP Rights owned by the Company or any Company Subsidiary.

(d)	In the past three years, the Company has not and none of the Company Subsidiaries has received any written notice of any alleged infringement or misappropriation from any Person with respect to the IP Rights of the Company or any Company Subsidiary. To the knowledge of the Company, during such period, the Company and each Company Subsidiary have not infringed and are not currently infringing on the IP Rights of any other Person. To the knowledge of the Company, the conduct of the Business as presently conducted does not infringe, misappropriate or otherwise violate the IP Rights of any other Person. To the knowledge of the Company, there is no basis for a claim that any IP Rights owned by the Company or any Company Subsidiary are invalid or unenforceable. The Company has not and none of the Company Subsidiaries has received any unsolicited written communication that involves an offer to license or grant of any other rights or immunities under any IP Rights owned by a third party.

(e)	The Company has, and each Company Subsidiary has, the full right and authority to use its IP Rights in connection with the conduct of the Business in the manner presently conducted, and to the knowledge of the Company such use does not infringe upon or violate any rights of any other Person. The IP Rights owned by the Company and the Company Subsidiaries are sufficient to conduct the Business as presently conducted. All licences to which the Company or any Company Subsidiary is a party relating to IP Rights are in good standing, binding and enforceable in accordance with their respective terms and no default exists on the part of the Company or any Company Subsidiary thereunder.

(f)	Neither the execution, delivery or performance of this Agreement and the completion of the Arrangement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare:

(i)	a loss of, or Lien on, any IP Rights owned by the Company or any Company Subsidiary;

(ii)	a breach of or default under any Material Contract pertaining to any IP Rights owned by the Company or any Company Subsidiary;

(iii)	the release, disclosure or delivery of any IP Rights owned by the Company or any Company Subsidiary, including any source code, by or to any escrow agent or other Person; or

(iv)	the grant, assignment or transfer to any other Person of any licence or other right or interest under, to, or in any of the IP Rights owned by the Company or any Company Subsidiary.

(g)	There are no outstanding or, to the Company’s knowledge, threatened, disputes or other disagreements, that have been asserted in writing, with respect to any licences listed in Schedule 30 of the Company Disclosure Letter or with respect to infringement by another Person of any of the IP Rights owned by the Company or any Company Subsidiary. To the knowledge of the Company, no Person is infringing or threatening to infringe, upon or otherwise violate, any of the IP Rights owned by the Company or any Company Subsidiary.

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(h)	All of the IP Rights owned by the Company or any Company Subsidiary developed or created by employees of the Company or any Company Subsidiary or pursuant to Contracts with outside consultants or contractors have been assigned to the Company or a Company Subsidiary in writing or in another enforceable manner. All such employees, outside consultants or contractors have irrevocably waived in favour of the Company or a Company Subsidiary all moral rights in copyrighted works owned by the Company. No current or former shareholder, officer, director, employee or contractor of the Company or any Company Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any IP Rights owned by the Company or any Company Subsidiary.

(i)	All applications for registration of IP Rights owned by the Company and the Company Subsidiaries are in good standing, have been filed in a timely manner within the appropriate offices to preserve the rights thereto and assignments have been recorded in favour of the Company or a Company Subsidiary to the extent recordation within a timely manner is required to preserve the rights thereto.

(j)	Except as set out in Schedule 30 of the Company Disclosure Letter, no royalty or other fee is required to be paid by the Company or any Company Subsidiary to any other Person in respect of the use of any IP Rights and there are no restrictions on the ability of the Company or any Company Subsidiary or any successor to, or assignee from, the Company or any Company Subsidiary to use and exploit all rights in such IP Rights.

(k)	The Company and each Company Subsidiary has used commercially reasonable efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect their IP Rights and confidential information.

(l)	The Company and each Company Subsidiary has maintained or caused to be maintained the rights to any of their registered IP Rights in full force and effect and, without limiting the generality of the foregoing, have renewed or have made application for renewal of any registered IP Rights owned by the Company or any Company Subsidiary and subject to expiration at or prior to the Effective Time.

(m)	To the knowledge of the Company, no Person has claimed that any current or former employee, agent, consultant or third party contractors of the Company or any Company Subsidiary that contributed to the development of their IP Rights has, as a result of such contribution, violated the terms and conditions of any Contract with such Person or disclosed or used any trade secret of such Person.

(n)	There has been no public disclosure, sale or offer for sale of any invention owned by the Company or any Company Subsidiary, that the Company intends to file a patent application for, and which forms a part of its owned IP Rights, by the Company or any Company Subsidiary (such as a non-confidential publication or presentation by an inventor, employee, officer or director) that may affect the Company or any Company Subsidiary obtaining or sustaining valid patent rights to such invention.

(o)	No funding, facilities or personnel of any Governmental Authority or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any IP Rights owned by the Company or any Company Subsidiary that would affect the Company’s ownership thereof. To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company or any Company Subsidiary who was involved in, or who contributed to, the creation or development of any of the IP Rights owned by the Company or any Company Subsidiary, as applicable, has performed services for any Governmental Authority, university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Company Subsidiary.

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(p)	Neither the Company nor any Company Subsidiary has ever been a member or promotor of, or a contributor to, any industry standards body or similar organization that would require or obligate the Company or any Company Subsidiary to grant or offer to any other Person any licence or right to any IP Rights owned by the Company or any Company Subsidiary.

31	Information Technology

(a)	Schedule 31 of the Company Disclosure Letter sets out a list of all Information Technology owned, licenced, used or held for use by the Company or any Company Subsidiary other than off-the-shelf software (collectively, the “Corporate IT”).

(b)	The Corporate IT is in all material respects sufficient for the conduct of the Business as currently conducted. To the Company’s knowledge, the use of any Corporate IT by the Company or any Company Subsidiary does not exceed the scope of the rights granted to the Company and the Company Subsidiaries with respect thereto, including any applicable limitation upon the usage, type or number of licences, users, hardware, time, services or systems. No material changes or upgrades to the Corporate IT is expected to be required for the Business in the next two years.

(c)	The Company and each Company Subsidiary have in place commercially reasonable physical, organizational and technological security measures, processes and safeguards designed to secure the Corporate IT and business data from unauthorized use, copying, disclosure, modification, theft, destruction, threats and Disabling Codes.

(d)	In the past three years, no written notice of a material defect or default has been sent or received by the Company or any Company Subsidiary in respect of any licence or lease under which the Company or any Company Subsidiary receive or obtain Information Technology.

(e)	The Company and each Company Subsidiary maintain commercially reasonable data back-up procedures and data recovery procedures and tools designed to safeguard against loss of business or customer data in the event of a failure of the Corporate IT. Disaster recovery plans are in place for and are designed to ensure that, in the event of a failure of the Corporate IT operated by or on behalf of the Business, such Corporate IT and the data contained therein can be recovered by the Company or the Company Subsidiaries, as appropriate, within their established recovery point objectives and without material disruption to the Business. To the Company’s knowledge there has been no unauthorized access to or breach of the Corporate IT.

(f)	Neither the Company nor any Company Subsidiary has:

(i)	deposited the source code to any software included in the IP Rights listed as IP Rights of the Company or any Company Subsidiary in Schedule 30 of the Company Disclosure Letter and all other owned IP Rights of the Company or any Company Subsidiary (the “Owned IP”) with any escrow agent and neither the Company nor any Company Subsidiary has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any such software to any escrow agent or other Person; or

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(ii)	disclosed any source code to any software included in the Owned IP to any third party.

For greater certainty, in the past five years, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any software to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Company or any Company Subsidiary engaged to provide services relating to such software (who is subject to confidentiality obligations with respect thereto).

(g)	Schedule 31 of the Company Disclosure Letter sets out a complete and accurate list of each item of Open Source Software that is contained in and distributed with Owned IP that is software, or from which any part of any Owned IP is derived, including;

(i)	the applicable open source licence terms under which each such item of Open Source Software has been licensed; and

(ii)	the Owned IP to which each such item of Open Source Software relates.

(h)	Except as set out in Schedule 31 of the Company Disclosure Letter, no software that is Owned IP (“Owned Software”) contains, is derived from, or is distributed with any Open Source Software that is licenced under any terms that:

(i)	impose a requirement or condition that such Owned Software or a portion thereof (x) be disclosed or distributed in source code form, (y) be licenced for the purpose of making modifications or derivative works, or (z) be redistributable at no charge; or

(ii)	otherwise impose any other material limitation, restriction, or condition on the right or ability of the Company or the Company Subsidiaries to use or distribute any such Owned Software.

(i)	To the Company’s knowledge, no Corporate IT contains any Disabling Code. The Company has implemented tools and procedures consistent with industry practice designed to protect the Corporate IT from Disabling Code.

32	Accounts Receivable

All accounts receivable of the Company are:

(a)	recorded in the financial Books and Records;

(b)	actual and bona fide receivables resulting from the ordinary and usual conduct of the Business;

(c)	subject to customary trade terms; and

(d)	collectible without any material set-off or counterclaim.

Any reserves provided for such accounts receivable in the financial Books and Records of the Company have been computed in accordance with GAAP applied on a consistent basis.

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33	Accounts and Powers of Attorney

Schedule 33 of the Company Disclosure Letter sets out a complete and accurate list showing:

(a)	all bank and securities accounts (including any blocked accounts) of the Company and each Company Subsidiary, the name and address of each bank or securities intermediary within which the Company or any Company Subsidiary has an account or safety deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and

(b)	the names of all Persons holding powers of attorney for the Company or any Company Subsidiary.

True, correct and complete copies of all powers of attorney granted by the Company or any Company Subsidiary have been provided to the Purchaser.

34	Insurance

The property and assets used in the Business are insured against loss or damage by all insurable hazards and risks on a replacement cost basis. Schedule 34 of the Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and the Company Subsidiaries and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. The Company is not and none of the Company Subsidiaries is in material default with respect to any of the provisions contained in the insurance policies or the payment of any premiums under any insurance policy and has not failed to give any notice or to present any claim under any insurance policy in a due and timely fashion in any material respect. In the past three years, there has been no material change in the relationship of the Company or any Company Subsidiary with their insurers, the availability of coverage, or the premiums payable pursuant to the policies. Schedule 34 of the Company Disclosure Letter contains a complete and accurate description of all claims, with reasonable particulars, made under any policies of insurance maintained by or for the benefit of the Company or any Company Subsidiary in the past three years. True, correct and complete copies of all insurance policies held by or on behalf of the Company and the Company Subsidiaries and the most recent inspection reports received from insurance underwriters have been delivered to the Purchaser.

35	Litigation

There are no Proceedings by any Person (including the Company or any Company Subsidiary), nor any Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Company, threatened against or affecting the Company, any Company Subsidiary, any of their officers or directors (in their capacity as such), the Company Shares, the Business, or any property or assets used by the Company or any Company Subsidiary that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. In the past three years, the Company has not and none of the Company Subsidiaries has been subject to any Order entered in any Proceeding that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, and neither the Company nor any Company Subsidiary has settled any claim prior to being sued or prosecuted or a judgment being given in respect of any of them.

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36	Taxes

(a)	Except as set out in Schedule 36 of the Company Disclosure Letter, the Company and each Company Subsidiary has prepared and filed all material Tax Returns within the prescribed period with the appropriate Tax Authorities in accordance with all applicable Law. The Company and each Company Subsidiary has reported all income and all other amounts and information required by applicable Law to be reported on each such Tax Return. Each such Tax Return is true, correct and complete in all material respects.

(b)	Except as set out in Schedule 36 of the Company Disclosure Letter, the Company and each Company Subsidiary has paid, within the prescribed period, all Taxes and instalments of Taxes which are required to be paid to any Tax Authority pursuant to applicable Law (whether or not shown as due on any Tax Return and whether or not assessed by any Tax Authority) and has paid all assessments and reassessments of Taxes it has received. No deficiency with respect to the payment of any Taxes or Tax instalments has been proposed, asserted or assessed against the Company or any Company Subsidiary by any Tax Authority. The Company has provided accruals for Taxes in accordance with GAAP in the Audited Financial Statements for any period covered thereby. Since the date of the Audited Financial Statements, the Company and each Company Subsidiary has not:

(i)	incurred any liability for Taxes;

(ii)	engaged in any transaction or event which would result in any liability for Taxes; or

(iii)	realized any income or gain for Tax purposes,

other than, in each case, in the Ordinary Course or pursuant to the Pre-Closing Reorganization.

(c)	The Company and each Company Subsidiary has correctly calculated and duly filed all claims for Tax credits (including refundable or reimbursable Tax credits) pursuant to Canadian federal and provincial, or other applicable (including foreign), applicable Law relating to Taxes. The Company has not applied for, claimed or received a refund of Tax (or amount deemed for purposes of the Tax Act or other applicable Law relating to Taxes to be an overpayment of Tax) to which it was not entitled pursuant to applicable Law. All filings made by the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has received or is entitled to government incentives or government benefits or assistance have been made in compliance with all applicable Laws and contain no misrepresentations which could cause any material amount previously paid or credited to the Company or any Company Subsidiary or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments, assistance or other benefits received or receivable by the Company or any Company Subsidiary pursuant to any governmental benefit, assistance or incentive program including any royalty holidays or credits to any Taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary.

(d)	The Company and each Company Subsidiary has duly and timely withheld and collected all Taxes required by applicable Law to be withheld or collected by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited by it to or for the account or benefit of any employee, shareholder, officer or director and any Person not resident in the jurisdiction of the payor’s residence for the purposes of applicable Law relating to Taxes) and has duly and timely remitted to the appropriate Tax Authority all such Taxes as and when required by applicable Law.

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(e)	There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary in respect of any Taxes. There are no matters under discussion, audit or appeal with any Tax Authority relating to Taxes of the Company or any Company Subsidiary. All Tax Returns of the Company and each Company Subsidiary for Pre-Closing Tax Periods ending on or before November 30, 2025 have been assessed by the relevant Tax Authority. Tax Returns of the Company for the previous three fiscal years have been made available to the Purchaser for review.

(f)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any Company Subsidiary.

(g)	Except as set out in Schedule 36 of the Company Disclosure Letter, the Company has not and no Company Subsidiary has requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any Tax Return;

(ii)	to file any elections, designations or similar filings relating to Taxes;

(iii)	it is required to pay or remit any Taxes or amounts on account of Taxes; or

(iv)	any Tax Authority may assess or collect Taxes.

(h)	The Company is not a party to and has not entered into, and no Company Subsidiary is a party to or has entered into, any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person (including any advance pricing agreement or other similar agreement relating to Taxes with any taxing authority and any agreement contemplated by section 191.3 of the Tax Act), other than any commercial agreements or arrangements entered into in the Ordinary Course that are not primarily related to Taxes.

(i)	The Company has, at all relevant times, been and is a “taxable Canadian corporation” for the purposes of the Tax Act. The Company has never been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority outside Canada. No request to file a Tax Return has ever been made to the Company or any Company Subsidiary by a Tax Authority in a jurisdiction where the Company or any applicable Company Subsidiary, as the case may be, does not file Tax Returns.

(j)	The Company Shares do not derive, and will not at any time during the 60 months prior to the Effective Time derive, directly or indirectly, more than 50% of their fair market value from one of or any combination of:

(i)	real or immovable property situated in Canada,

(ii)	“Canadian resource property” (within the meaning of the Tax Act);

(iii)	“timber resource property” (within the meaning of the Tax Act); or

(iv)	options in respect of, interests in or for civil law rights in any of the foregoing, whether or not the property exists.

(k)	The Company has not, and no Company Subsidiary has, claimed any reserve for Tax purposes, if as a result of such claim any amount could be included in its or the Purchaser’s income for a taxation year ending after the Effective Time. The Company has not made any payment, nor is it obligated to make any payment, and is not a party to any agreement under which it could be obligated to make any payment, that is not deductible by virtue of section 67 of the Tax Act.

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(l)	No Person (other than the Purchaser) has ever acquired or had the right to acquire control of the Company or any Company Subsidiary for purposes of the Tax Act.

(m)	Except as set out in Schedule 36 of the Company Disclosure Letter, none of section 17, section 18(4), or sections 78, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the applicable Laws of any other jurisdiction, has applied or will apply to the Company or any Company Subsidiary at any time at or before the Effective Time.

(n)	The Company has not, and no Company Subsidiary has, acquired property from a Person not dealing at “arm’s length” (within the meaning of the Tax Act) with the Company or such Company Subsidiary, for consideration, the value of which is less than the fair market value of the property, in circumstances which could subject it to a liability under section 160 of the Tax Act or section 325 of the Excise Tax Act (Canada) or any equivalent section in any other Laws relating to Taxes. The value of the consideration paid or received by the Company or any Company Subsidiary for the acquisition, sale, transfer or provision of property (including intangibles) or the provision of services (including financial transactions) from or to a non-arm’s length Person is equal to the estimated fair market value of such property acquired, provided or sold or services purchased or provided.

(o)	The Company and each Company Subsidiary has complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act.

(p)	The Company has not, and no Company Subsidiary has, received any requirement pursuant to section 224 of the Tax Act or the equivalent provision of any applicable Law which remains unsatisfied in any respect.

(q)	Each Company Subsidiary is duly registered as required under each applicable Law with respect to the collection of goods and services, harmonized sales, sales, use, retail sales, excise, value-added or similar tax, and the Company and each Company Subsidiary has complied with all required registration, reporting, payment, collection and remittance requirements under each such applicable Law.

(r)	The Company has not, and no Company Subsidiary has, made an “excessive eligible dividend designation” as defined in section 89(1) of the Tax Act in respect of any dividend paid, or deemed to have been paid on any class of shares of its capital.

(s)	The Company has not, and no Company Subsidiary has, made a capital dividend election under section 83(2) of the Tax Act in an amount which exceeded the balance of its capital dividend account at the time such election was made.

(t)	The Company is not and has not, and no Company Subsidiary is or has, been a party to or become obligated to enter into any “reportable transaction” (as defined in subsection 237.3(1) of the Tax Act) or “notifiable transaction” (as defined in subsection 237.4(1) of the Tax Act). The Company does not have and has not had, and no Company Subsidiary has or had, an obligation to file an information return or notification pursuant to any of sections 237.3, 237.4 or 237.5 of the Tax Act (or any equivalent section of any other applicable Law relating to Taxes).

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37	Environmental Matters

(a)	The Company and each Company Subsidiary is in material compliance with all Environmental Laws and the Company has not and no Company Subsidiary has ever been charged with any offence under any Environmental Laws.

(b)	The Company and each Company Subsidiary has obtained all Authorizations required by Environmental Laws for the operation of the Business as currently conducted and the assets of the Company and each Company Subsidiary, and the Company and each Company Subsidiary are in material compliance with all such Authorizations.

(c)	There are no Proceedings or Orders relating to any Environmental Laws pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary.

38	Employee Matters

(a)	Except for the Contracts listed in Schedule 38 of the Company Disclosure Letter (the “Employee Material Contracts”) and the Employee Plans, the Company is not and no Company Subsidiary is a party to, subject to, or affected by:

(i)	any written employment Contract with a Company Employee earning annual base salary in excess of $100,000 per year;

(ii)	any written Contract with an independent contractor or dependent contractor engaged by the Company or any Company Subsidiary to provide services; or

(iii)	any collective agreement.

True, correct and complete copies of the Employee Material Contracts have been provided to the Purchaser.

(b)	Schedule 38 of the Company Disclosure Letter includes a complete and accurate list of all employees, independent contractors and dependent contractors of the Company and the Company Subsidiaries as of the date of this Agreement. The list includes, to the extent applicable, with respect to each individual:

(i)	their position or title with the Company and any Company Subsidiaries;

(ii)	the current salaries or hourly rate of pay and bonus target (if applicable);

(iii)	the date upon which such individual was first hired or engaged;

(iv)	their status with any union;

(v)	their status as active or inactive (and the reason for leave, if applicable); and

(vi)	their accrued vacation, if any.

(c)	No Company Employee is on a leave of absence. As of the date of this Agreement, no Company Employee has provided written notice of their intention to retire or resign within the 12 months following the date of this Agreement.

(d)	The Company and each Company Subsidiary has performed all of the obligations required to be performed by it and is entitled to all benefits under, and to the knowledge of the Company are not alleged to be in default of, any Employee Material Contract. Each of the Employee Material Contracts is in full force and effect, unamended.

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(e)	The Company and each Company Subsidiary has observed and complied, in all material respects, with the provisions of all applicable Law respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(f)	There are no Proceedings pending or, to the knowledge of the Company any Proceedings threatened, against or affecting the Company or any Company Subsidiary in respect of employment matters. In the past three years, the Company has not and no Company Subsidiary has received any written remedial Order, notice of offence or conviction from a Governmental Authority under occupational health and safety, pay equity or employment standards Laws.

(g)	The Company is not and no Company Subsidiary is party to a collective agreement (including any related letters of understanding and letters of intent) with any labour union or employee association representing Company Employees. The Company is not and no Company Subsidiary is conducting negotiations with any labour union or employee association with respect to any future collective agreements.

(h)	There are no ongoing union drives. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights;

(ii)	has applied to be certified as the bargaining agent of any of the Company Employees; or

(iii)	has applied to have the Company or any Company Subsidiary declared a related employer pursuant to the provisions of applicable Law.

There is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Company, threatened against or directly or indirectly affecting the Business, the Company or any Company Subsidiary or any of their operations. The Company has not and no Company Subsidiary has experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees in the last three years. There are no charges or complaints pending or, to the knowledge of the Company, threatened with respect to or relating to the Company or any Company Subsidiary before any Governmental Authority in relation to unlawful labour practices. The Company has not and no Company Subsidiary has received any written notice from any such Governmental Authority responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any Company Subsidiary concerning their labour practices.

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39	Employee Benefit Plans

(a)	Schedule 39 of the Company Disclosure Letter sets out a true, correct and complete list of all material retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of the Company or any Company Subsidiary for the benefit of current or former Company Employees, directors, officers, shareholders, independent contractors or agents of the Company or any Company Subsidiary, other than government sponsored plans, including government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the “Employee Plans”).

(b)	None of the Employee Plans is a registered pension plan under the Tax Act.

(c)	Each Employee Plan, in all material respects:

(i)	has been established, maintained, administered and, where required, registered in compliance with its terms and with the requirements of all applicable Law; and

(ii)	is in good standing in respect of such requirements and applicable Laws.

(d)	The liabilities of the Company and the Company Subsidiaries in respect of all Employee Plans are properly accrued and reflected in the Audited Financial Statements. All contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by the Company or any Company Subsidiary pursuant to the terms of any Employee Plan or by applicable Law, have been paid, deducted, remitted or performed, as the case may be, in a timely fashion and there are no outstanding defaults or violations with respect to same.

(e)	There are no Proceedings pending or, to the knowledge of the Company, threatened with respect to the Employee Plans (other than routine claims for benefits).

(f)	The Company has delivered to the Purchaser true, correct and complete copies of the text of all Employee Plans (where no text exists, a summary has been provided) and any related agreements or insurance contracts.

(g)	No promises or commitments have been made by the Company or any Company Subsidiary to amend any Employee Plan, to provide increased benefits or to establish any new benefit plan.

(h)	Other than the Stock Options, the completion of the Arrangement will not, alone or together with any additional or subsequent event, result in or require any payment or severance, or the acceleration, vesting or increase in benefits under any Employee Plan.

(i)	All data necessary to administer each Employee Plan is in the possession of the Company, the Company Subsidiaries or their agents and is in a form which is sufficient for the proper administration of each Employee Plan in accordance with its terms and all applicable Law and such data is complete and correct.

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40	Privacy Laws

(a)	The Company and each Company Subsidiary has complied and is complying with all applicable Privacy Laws in all material aspects, including in connection with the collection, use, storage and disclosure of Personal Information. The Company has not and no Company Subsidiary has received any written complaint or notice of any breach or violation by them of any such Privacy Laws.

(b)	The Company has not and no Company Subsidiary has disclosed, made available or provided Personal Information to third parties for any purpose except in compliance with, or as required by, applicable Law.

(c)	The Company and each Company Subsidiary has at all times provided proper notice of their privacy practices and obtained any necessary consents from data subjects required for the processing of Personal Information by or on behalf of the Company or Company Subsidiary, as applicable. Such notices have not been misleading, deceptive or in violation of applicable Privacy Laws.

(d)	There has been no unauthorized use, access or disclosure of any of the Company’s or any Company Subsidiary’s Personal Information.

41	Anti-Spam Laws

(a)	The Company and each Company Subsidiary has complied with applicable Anti-Spam Laws and has retained records to demonstrate such compliance.

42	Sanctions, AML and Anti-Corruption Laws

(a)	For purposes of this Section 42 of Appendix C, a reference to the Company or any Company Subsidiary includes their directors, officers and, to the knowledge of the Company, their employees and Representatives acting on behalf of the Company or any Company Subsidiary.

(b)	To the knowledge of the Company, the Company and each Company Subsidiary is in compliance with all AML Laws applicable to them.

(c)	The Company has not and no Company Subsidiary has, since April 24, 2019, carried on business in a manner that violates any Sanctions nor, to the knowledge of the Company, are any of them the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Company’s knowledge, no such Proceeding is pending or has been threatened. The Company is not and no Company Subsidiary is a Sanctioned Person or knowingly engages in any dealings or transactions with a Sanctioned Person.

(d)	The Company has not and no Company Subsidiary has directly or indirectly, in violation of any Anti-Corruption Laws:

(i)	made or authorized a contribution, payment, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization, for the purpose of obtaining or retaining any business advantage;

(ii)	for the purpose of bribing any Governmental Authority, kept accounts which do not appear in its financial records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting records earlier than permitted by law; or

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(iii)	made any contribution to any candidate for public office where such contribution was prohibited under applicable Anti-Corruption Laws.

(e)	The Company and each Company Subsidiary has developed policies, programs, and internal controls designed to ensure compliance by them with all AML Laws and Anti- Corruption Laws applicable to them. The Company has not and no Company Subsidiary has, during the five years prior to the date of this Agreement, breached or violated in any material respect, any reporting, recordkeeping, or ongoing monitoring obligations under applicable AML Laws or Anti-Corruption Laws.

(f)	The Company has not and no Company Subsidiary has breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest.

(g)	To the knowledge of the Company, no change, fact, event, circumstance, condition or omission has occurred in respect of the Business that could reasonably be expected to result in the Company or any Company Subsidiary being suspended or debarred from doing business with a Governmental Authority or otherwise prevent the Company or any Company Subsidiary from bidding on or applying for Contracts with a Governmental Authority after the Effective Time.

43	Competition Act

The Company does not have assets in Canada or gross revenue from sales in, from, or into Canada greater than $93,000,000 as calculated in accordance with the Competition Act (Canada).

44	Brokers

Except for the engagement letter between the Company and KPMG LLP and the fees payable under or in connection with such engagement, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any Company Subsidiary, or any of their respective officers, directors or employees, or is entitled to any fee, commission or other payment from the Company or any Company Subsidiary, or any of their respective directors, officers or employees, in connection with the Arrangement or the other transactions contemplated by this Agreement.

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Appendix D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

1	Incorporation and Corporate Power of the Purchaser

The Purchaser is a corporation formed, organized and existing under the laws of the Province of Alberta and has the corporate power and capacity to enter into and perform its obligations under this Agreement.

2	Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Purchaser of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement:

(a)	have been duly authorized by all necessary corporate action on the part of the Purchaser; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

3	No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	result in a material breach or a violation of, or conflict with, any Order applicable to the Purchaser; or

(b)	result in a material breach or a violation of, or conflict with, any Law applicable to the Purchaser.

4	Investment Canada Act

The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act.

5	Regulatory Approvals

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than:

(a)	the Interim Order and the Final Order;

(b)	the filing of the Articles of Arrangement; and

(c)	customary filings with the Securities Regulatory Authorities and the Toronto Stock Exchange.

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6	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms.

7	Sufficient Funds

The Purchaser has, and will have at the Effective Time, sufficient funds available to satisfy the aggregate Consideration payable under the terms of the Plan of Arrangement and all other amounts payable by the Purchaser in connection with this Agreement.

8	Purchasing as Principal

The Purchaser is acquiring the Company Shares for its own account and not for the benefit of, or on behalf of, any other Person.

9	No Litigation

There are no Proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or any of its Affiliates that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

10	No Conflict with Contracts

The execution and delivery of this Agreement by the Purchaser, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a material breach or a violation of, or conflict with, or give any Person any right to terminate, cancel, amend or accelerate any material obligation under, any material Contract to which the Purchaser is a party or by which the Purchaser is bound, which could, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

11	Ownership of Company Shares

As of the date of this Agreement, the Purchaser (together with its Affiliates) beneficially owns 1,250,000 Series B First Preferred Shares and 1,799,083 Common Shares and does not own or exercise control or direction over any other securities of the Company or any rights or interests therein or thereto, other than pursuant to this Agreement and the Voting Agreements.

12	Solvency

The Purchaser is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada) and the Purchaser has not made an assignment in favour of its creditors, had a receiving order made against it, had any petition for a receiving order filed against it, made any proposal or filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), been subject to any proceeding under the Companies’ Creditors Arrangement Act (Canada), or initiated any proceeding with respect to a compromise or arrangement with its creditors or for its winding-up, liquidation or dissolution. The Purchaser is not contemplating, and to the knowledge of the Purchaser no Person is contemplating, any of the foregoing.

13	Brokers

Except for the engagements by the Purchaser of each of Stifel Nicolaus Canada Inc. and MNP LLP and the fees payable under or in connection with such engagements and excluding the engagement by the Purchaser of any valuator in connection with the Pre-Closing Reorganization, no investment bank, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Purchaser, or any of its officers, directors or employees, or is entitled to any fee, commission or other payment from the Purchaser, or any of its directors, officers or employees, in connection with the Arrangement or the other transactions contemplated by this Agreement.

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Appendix E

REPRESENTATIONS AND WARRANTIES OF GRENADIER

1	Incorporation and Corporate Power of Grenadier

Grenadier is a corporation formed, organized and existing under the laws of the Province of Ontario and has the corporate power and capacity to and enter into and perform its obligations under this Agreement.

2	Corporate Authorizations

The execution and delivery of this Agreement, the performance by Grenadier of its obligations under this Agreement and the completion of the transactions contemplated under this Agreement:

(a)	have been duly authorized by all necessary corporate action on the part of Grenadier; and

(b)	do not (or would not with the giving of notice, the passage of time or the happening of any other event or circumstance) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, shareholders’ agreements, by-laws or resolutions of its board of directors or shareholders.

3	No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by Grenadier, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	result in a material breach or a violation of, or conflict with, any Order applicable to Grenadier; or

(b)	result in a material breach or a violation of, or conflict with, any Law applicable to Grenadier.

4	Regulatory Approvals

The execution and delivery of this Agreement by Grenadier and the performance of its obligations under this Agreement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Authority by Grenadier.

5	Execution and Binding Obligation

This Agreement has been duly executed and delivered by Grenadier and constitutes a legal, valid and binding agreement of Grenadier enforceable against it in accordance with its terms.

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Appendix F

PRE-CLOSING REORGANIZATION

[appendix redacted]

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